NAM TAI ELECTRONICS, INC. | Annual Report 2004



Dividends Declared Per Share


140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
0.33
0.50
1
3
9
11
12
13
16
20
48
132
special dividend 33 cents
special dividend 33 cents
special dividend 80 cents
94
95
96
97
98
99
00
01
02
03*
04
05

...to give effect to a three-for-one stock split effective June 30th, 2003.

...% stock dividend was declared in 2003.

Above please find our 2005 Corporate Video CD. For more copies or VHS format, please contact us at 1-800-661-8831, shareholder@namtai.com or visit us online at www.namtai.com

Three-Year Highlights

Sales
in millions


533.9
2002
2003
2004

Operating Income
in millions


43.4
2002
2003
2004

Net Income
in millions


66.9
2002
2003
2004

Diluted Earnings Per Share
in dollars


1.57
2002
2003
2004

ten-year highlights (in millions) december 31	95	96	97	98	99	00	01	02	03	04	CAGR
sales	121.2	108.2	132.9	101.6	145.1	213.7	234.0	236.0	406.3	533.9	18.6%
gross profit	23.1	22.2	34.7	24.7	25.0	31.6	30.0	38.0	66.3	76.5	16.1%
operating income	10.8	8.5	17.5	8.3	8.3	10.5	5.1	17.1	37.4	43.4	19.0%
net income	11.4	9.4	30.8	3.5	11.8	24.0	9.0	20.0	43.8	66.9	23.5%

2004 Highlights

- Record sales of $533.9 million, record income of $43.4 million from operations, record net income of $66.9 million, record net cash flows from operating activities of $75.2 million.

- Nam Tai doubled its manufacturing capacity to approximately 1 million square feet with the construction of new factory premises adjacent to Nam Tai's main manufacturing campus in Shenzhen, PRC. This, combined with the recent relocation of its subsidiary, J.I.C. Technology Company Limited, provides larger and more technologically suitable premises.

- Won orders to produce CMOS image sensor modules and Bluetooth™ wireless headsets accessories from two of the top five global handset manufacturers.

- Expanded the high tech key components segment of our business.

- Our focus on quality earned us the prestigious Six Sigma Award of Excellence as well as being recognized as a National Advanced Enterprise for the Promotion of Six Sigma, both awarded by the China Association for Quality (CAQ).

1. vision

OUR GOAL HAS ALWAYS BEEN CLEAR Our company has always been guided by a strong vision: to be at the forefront of advanced handheld technology; to become the preferred manufacturing supplier to a select group of the world's leading OEMs; and through best practices, to become the very best in our industry sector; and to achieve this while aggressively focusing on sustainable growth year after year. Our overall goal is to deliver measurable returns to shareholders while boldly laying the foundations for a vertically integrated operation, principally through internal growth, timely acquisition, and investments in leading edge technology.




"No matter how high the mountain, there will always be a way up." – Anonymous

2.
preparation

OUR PREPARATION HAS BEEN METICULOUS The key to success involves careful, comprehensive planning and establishing a solid base camp from which to ascend. In our case, this has been achieved through prudently investing in people, processes and facilities, creating a solid financial platform to take us through each stage of our growth. Our international management team is composed of the next generation of industry professionals who have demonstrated decisive leadership in constantly upgrading our manufacturing capabilities with new technology and increasing capacity by expanding our facilities, always in line with our corporate vision.







"It's not in the mountains that one stumbles, but on tiny pebbles." – Anonymous

3.

strategy

WE'VE PLANNED OUR STRATEGY STEP BY STEP For years, Nam Tai has been working towards complete vertical integration in handheld electronics. We have achieved that now. Our capabilities span the diverse assemblies of key high tech components, including LCD panels and modules, RF modules, CMOS image sensor modules, DAB modules, and sophisticated FPC subassemblies, and finally up to finished products themselves, such as cellular phones in SKD form, mobile phone accessories, gaming devices, electronic diction-aries and calculators. With our four independent profit centers, we also have the flexibility and responsiveness to create and diversify into new revenue streams, offering clients even more services while still focusing on our core competencies.






"Height has nothing to do with it, it is your strength that counts." – Lynn Hill

VERTICAL INTEGRATION

In the Electronics Manufacturing Service (EMS) industry, products pass through three stages of development before they are delivered to OEMs as finished products. Most EMS providers only focus on final system assembly; the key components and subassemblies are acquired from third parties. We at Nam Tai distinguish ourselves by combining manufacturing know-how and components production capacity. Our integrated business approach enables us to offer one-stop solutions, which in turn enables our customers to save costs and time.

3. SYSTEM ASSEMBLY

2. COMPONENT/ SUBASSEMBLY MANUFACTURING

1. RAW MATERIALS & SOLUTIONS SUPPLY

OEM CUSTOMERS



LCD MODULES



RF MODULES



CMOS MODULES



FPC SUBASSEMBLIES



LCD PANEL SUPPLIER

>TOSHIBA
>OPTREX
>EPSON
>JIC

RF CHIPSET SOLUTION PROVIDER

>JCT

CMOS CHIP SUPPLIER

>OMNIVISION

FPC SUPPLIER

>NOK
>NITTO

LCD | RF | CMOS | FPC

Components are acquired from third parties

4.

partnership

TEAMWORK, TRUST AND MUTUAL RESPECT A company cannot succeed in a vacuum. It depends upon its ability to develop and maintain strong links with everyone it interacts with. Building an atmosphere of trust and mutual respect with governments, clients, suppliers and employees strengthens our abilities to climb even higher and reach our full potential. Our long-standing relationships with clients are long-term, strong and secure. By increasing our service capabilities to clients, we're creating additional value and helping ensure their loyalty in the future. Our high standards for employee care have earned us good standing with labor unions and governments.




"Success is not counted by how high you have climbed, but by how many people you brought with you." – Will Rose

5. success

REACHING THE PEAK IS ONLY THE BEGINNING Achieving a compound average growth rate of 29.8% for net sales over the past 5 years, our target growth rate for 2005 is between 30% and 35%. Along the way we have rewarded our shareholders' loyalty with 12 consecutive years of increasing dividends, including a recent increase of 175%. Our striving for financial growth and superior shareholder value will not stop at this particular plateau. We believe success is not a destination, but a constantly evolving journey. We will therefore continue to set new goals and targets, using our integrated capabilities to explore and pursue appropriate new market opportunities.


NAM TAI ELECTRONIC
NTE


"When you get to the summit of the mountain, keep climbing." – Tibetan saying



WITH FINANCIAL SUCCESS COMES SOCIAL RESPONSIBILITIES

Environment. Education. Human rights. We strongly believe in reinvesting a portion of our revenues into maintaining the highest environmental standards as well as creating a beneficial working environment for employees. And to ensure that the future is a better place.

We are one of the few employers in China with wheelchair access in all factories. We have also encouraged and educated our workers since 1992 to develop their own trade union. Today it is one of the most progressive and respected in the country. In 2004, we opened a new $2 million, 35,000 square foot union building with a health club, library and lounges for all workers.



The Nam Tai Trade Union, in turn, generously donated significant amounts to a secondary school in Gui Zhou Province, PRC to help build a multimedia learning system, a student dormitory and to establish a scholarship.

In the wake of the horrendous earthquake and tsunami, Nam Tai employees donated over US$1 million to the Red Cross to help the victims of this tragedy.

CLIMBING TO THE TOP

For over 10 years, we have focused on becoming the world's leading China-based EMS provider of sophisticated handheld communication and consumer electronic devices and their high tech key components, and on-time delivery from our technologically advanced, 100% China-based manufacturing facilities.

REVIEW OF 2004 – ELEVATION GAINED

We reached another milestone in 2004. Despite capacity constraints, sales still grew by 31% to a record $533.9 million, operating profits grew 16% to a record $43.4 million, net income grew 53% to a record $66.9 million, and net cash provided by operating activities increased 70% to $75.2 million. We also diversified our customer and product base while successfully expanding the high tech key components segment of our business. Most significantly, we are prepared for the climb ahead with our newly expanded manufacturing capacity and capabilities.

NEW PRODUCTS AND CUSTOMERS – EQUIPMENT AND PROVISIONS

Sales increases in 2004 were driven by our increased offering of high tech key components including LCD modules, CMOS image sensor modules, FPC subassemblies, and RF modules to both existing and new customers. This business is Nam Tai's primary focus and has the fastest growth potential. The largest sales increases came from CMOS image sensor modules for cellular phones with built-in camera function and FPCs, which are increasingly used in small-sized consumer electronic devices including cellular phones and MP3 players.

Our experience in providing vertically integrated manufacturing solutions continues to help us to win full-service final assembly business. Within the last twelve months, we announced business with a major cell phone manufacturer to produce cell phone accessories including a Bluetooth™ wireless headset and a desktop speaker stand. These wins further demonstrate that major international OEMs have confidence in Nam Tai's ability to consistently provide high-quality, low-cost,

STRATEGICALLY FOCUSED – CAREFUL ROUTE PLANNING

Nam Tai's international management team is committed to a few key strategies:

> We maintain low-cost manufacturing exclusively in China where we have 25 years of history and experience. We are well positioned to take advantage of the trend of shifting production of electronics to low-cost China.

> Our manufacturing processes apply advanced bonding and other sophisticated technologies including Chip on Glass (COG), Chip on Film (COF), and Chip on Board (COB) Gold Wire Bonding. Production of high quality products using these technologies typically requires Class thousand or better clean rooms. Relatively few competitors have such capabilities in China-based facilities.

> We concentrate on the high-quality, low-cost, manufacture of high tech key components for small form factor consumer products including cellular phones and infotainment devices. These products and their high tech key components are easy to ship globally, allowing us to compete without the need for regional manufacturing or complex logistics.

> We concentrate on developing strong long-term relationships with world-leading OEMs. Our customers include many famous Japanese OEMs and some of the world's largest cellular phone manufacturers.

> We seek strategic investments in key technology partners and/or acquisitions of related businesses. We believe that such investments foster new, or enhance existing, customer and supplier relationships, and improve our technical capabilities.

2005 FACTORY EXPANSION COMPLETED – BASE CAMP ESTABLISHED

Operations commenced ahead of schedule in our newly constructed 265,000 square foot factory campus. Combined with the relocation of our JIC subsidiary to larger and more technologically advanced premises, our manufacturing capacity has approximately doubled to one million square feet. This should satisfy our capacity requirements for the next two to three years. To cope with continued increasing orders and growing customer demand, we are adding additional workers. Our total head count has increased from 4,500 (at the end of 2003) to 5,600 (at the end of 2004). Nam Tai's new five-story factory building includes a class 100 clean room, and houses the Company's most advanced machinery, producing high-end electronic components and products. With our added manufacturing capacity and capabilities, we have set a short-term sales growth target of 30%-35% for 2005.

With our strong financial position, we will continue to invest in technology to grow our business. We plan to invest $35 million for factory expansion and acquire additional high tech machinery in 2005, plus we are considering purchasing more land in Shenzhen, at an estimated cost of $8.0 million, anticipating our expansion needs beyond 2007.

INDUSTRY TRENDS – WEATHER CONDITONS LOOK PROMISING

Industry forecasts predict that China's EMS revenue will grow at a 21% compounded annual rate between 2003 and 2008, slightly below our internal growth target of 25%. Nam Tai, with many existing long-term relationships with Japanese OEMs, is uniquely positioned to benefit from an accelerating trend towards outsourcing from Japanese OEMs. As a contract manufacturer who has always focused on handheld production, we are also benefiting from the proliferation of small form factor consumer products including cellular phones with camera functions. It is projected that worldwide camera phone shipments will grow from 178 million units in 2004 to over 860 million units in 2009. Such devices require both CMOS image sensor modules, and often require multiple FPCs to increase their functionality while reducing size, shape, weight, and power consumption – two high tech key components manufactured by Nam Tai.

INCREASED DIVIDENDS – ACHIEVING NEW HEIGHTS

Nam Tai is dedicated to being a loyal and responsible partner with all its stakeholders, including its employees, suppliers, customers, the local communities where it operates, and its shareholders. Our management and directors, who as a group own approximately 40% of Nam Tai's shares, have a long-standing philosophy of paying dividends. We believe paying dividends increases shareholder accountability and is a validation of our cash-generating ability. Accordingly, for 2005, Nam Tai's Board of Directors announced a new dividend policy, and increased dividends by 175%. This 12th annual consecutive increase in dividends, to $1.32 per share, is a clear demonstration of confidence in Nam Tai's continued growth.

THE NEXT SUMMIT

Nam Tai's long-term planning has us well positioned to capitalize on the growth opportunities available from the emerging trend of outsourcing from Japan, and the growth opportunities arising from the continued miniaturization and mass acceptance of handheld consumer electronic products, including cellular phones with digital image capabilities and infotainment products. We will continue building on our existing strengths and grow our business in a strategically focused manner, as we strive to realize our mission of becoming the world's leading China-based contract manufacturer of sophisticated handheld communication and consumer electronic devices and their high tech key components.

On behalf of the Board of Directors,

T. Murakami

Tadao Murakami
Chairman
May 3, 2005

NET SALES BY PRODUCT CATEGORY / PROFIT CENTER

(year ended December 31)


2004
NTEEP
Zastron
Namtek
JIC
31%
59%
9%
Consumer Electronics and Communication Products (CECP)
Telecommunication Components Assembly (TCA)
Software Development Services 1%
LCD Panels (LCDP)
2003
NTEEP
Zastron
Namtek
JIC
32%
57%
9%
Consumer Electronics and Communication Products (CECP)
Telecommunication Components Assembly (TCA)
Software Development Services 1%
LCD Panels (LCDP)
Transformers 1%
2002
NTEEP
Zastron
Namtek
JIC
40%
44%
10%
5%
Consumer Electronics and Communication Products (CECP)
Telecommunication Components Assembly (TCA)
Software Development Services 1%
LCD Panels (LCDP)
Transformers

BUSINESS OVERVIEW

We are an electronics manufacturing and design services provider of telecommunications and consumer electronic products to a select group of the world's leading OEMs. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, FPC subassemblies and image sensor modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators, digital camera accessories and a Bluetooth™ wireless headset accessory for use with cellular phones.

We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies. Our services include hardware and software design, component purchasing, assembly into finished products or electronic subassemblies, and post-assembly testing. These services are value-added and assist us in obtaining new business but do not represent a material component of our revenue. We also provide original design manufacturing, or ODM, services in which we design and develop proprietary products that are sold by our OEM customers using their brand name.

1.0 History

Founded in 1975 as an electronic products trading company, in 1978 we shifted our focus to manufacturing of electronic products. Nam Tai was an early mover to China, with 100% of our production there for over 25 years. This makes us one of the most experienced EMS companies in China. By operating exclusively in China, in addition to low labor costs, we also enjoy lower overhead, a low-cost local supply chain a favorable tax environment, and we have developed a large, well-trained, local middle management team.

Over our history, we have developed long-term relationships with many of the world's leading consumer electronic OEMs, including Epson Precision (HK) Ltd., Sony Ericsson Mobile Communications AB, Toshiba Matsushita Display Technology Co. Ltd., Texas Instruments Incorporated, Motorola Inc., and Sharp Corporation.

2.0 Four Profit Centers

To accelerate our long-term growth, Nam Tai is organized into four operating profit centers: (1) Nam Tai Electronic & Electrical Products Limited ("NTEEP"); (2) Zastron Precision-Tech Limited ("Zastron"); (3) J.I.C. Technology Company Limited ("JIC"); and (4) Namtek Software Development Company Limited ("Namtek"). Each is responsible for different products or services, different customers, has its own production facilities, and has an independent and seasoned second-generation management team. This structure provides flexibility and enhances Nam Tai's responsiveness to customer requests and changes in the market environment.

Zastron, one of our principal manufacturing arms, is an EMS provider utilizing high-end manufacturing technologies such as COG, COF, and fine pitch heat seal to produce key components for cellular phones and other advanced electronic devices. These components include LCD modules, advanced color TFT LCD modules, RF modules, FPC subassemblies, and DAB modules. Zastron also assembles such components into cellular phones in SKD form.

NTEEP, our second principal manufacturing arm, is now a well established, vertically integrated manufacturing solution provider for some of the world's most reputable brand names of consumer electronics and communication products. It focuses on optical devices such as CMOS image sensor modules, home entertainment devices, cellular phone accessories, and educational products. In April of 2004, we sold 25% of our ownership in NTEEP in an initial public offering on the Hong Kong Stock Exchange. Besides realizing proceeds and profits of $92.8 million and $71.1 million respectively, the IPO of NTEEP helps to raise the profile of both Nam Tai and NTEEP in the Hong Kong and Asian region. Nam Tai currently owns 71.25% of NTEEP.

JIC specializes in the design, manufacture and marketing of LCD panels and modules. JIC provides an extensive array of LCD products including TN, HTN, STN, FSTN displays and COG for various applications to customers all over the world. JIC, which is 71.6% owned by Nam Tai, is also a publicly listed company on the Hong Kong Stock Exchange.

Namtek is a software application provider that specializes in embedded software applications for digital consumer electronics products. Namtek is 80% owned by Nam Tai with Namtek's management owning the remaining 20%. It has offices in Shenzhen and Tokyo. Our organization chart is shown on page 76.

The percentages of our net sales by profit center for the years ended December 31, 2002, 2003 and 2004 are shown on page 20.

3.0 Focus on High Growth, High Tech Key Components

Many contract manufacturers are focused on final assembly work and have to rely on other manufacturers or vendors to supply key components and modules. With our leading edge technologies and clean room facilities, Nam Tai produces a full range of high tech key components for LCD modules, including advanced color TFT LCD modules, RF modules, CMOS image sensor modules, FPC subassemblies, and DAB modules – key components for high-value products such as cellular phones. Furthermore, Nam Tai's 25% owned affiliate, JCT, is one of the few wireless solution providers in the world.

Our focus on high tech key components, as well as our vertical integration capabilities, has enabled us to earn industry-leading profit margins. It has also allowed us to provide a one-stop solution to our customers, which reduces lead times, saves transportation costs, and increases quality for our customers. For example, we recently purchased four additional COF machines, an assembly method for bonding integrated circuit chips and other components onto a FPC, allowing for miniaturization of product size. This technology allows the Company to produce FPC subassemblies to customers' specifications in-house, providing a broader range of services and reducing costs.

4.0 Expanded 100% China-Based High Tech Manufacturing

To enhance our competitiveness and to support our growth, Nam Tai's capital expenditure in 2004 was $39 million, the majority of which was directed at the construction of a new 265,000 square foot, five-story manufacturing facility adjacent to Nam Tai's main manufacturing campus. The new facility, which began operations ahead of schedule, includes a class 100 clean room and houses some of the Company's most sophisticated machinery.

All of our manufacturing and design operations are based in Shenzhen, China, approximately 30 miles from Hong Kong. The Company's principal manufacturing complex is one of southern China's most advanced manufacturing facilities, consisting of manufacturing plants with clean rooms, administrative offices, employee dormitories, recreation areas, cafeteria space, and even a staff internet bar. Nam Tai's principal manufacturing facilities have received ISO 9001 and ISO 14001 certification. We are also working towards Six Sigma certification, resulting in the highest quality of products for our customers and lowering costs due to the reduction of manufacturing defects.

5.0 Capital Expenditures and Investments

To sustain our competitive position, we continually invest in leading-edge technologies that offer increased component packaging options, higher density circuit board designs, and more complex assembly. For 2005, we plan to invest $35 million for factory expansion and acquire additional high tech machinery. For example, we recently upgraded our COB production technology to include gold wire bonding for manufacturing CMOS image sensor modules in mega pixel level quality. In addition, we are looking to purchase additional land in Shenzhen, for approximately $8.0 million, to reserve for our expansion needs beyond 2007.

Over the course of our Company's history, we have made many strategic investments that have been catalysts for our growth. These investments have enabled us to gain new customers, suppliers and technologies. Two recent examples are our investments in TCL and JCT. Our investments in TCL have resulted in a strong relationship with one of the largest, best known consumer electronics OEMs in China. Our investment in JCT has facilitated our ability to manufacture RF modules for cellular phones and other wireless products.

6.0 Reaching New Heights

We are pleased that our strategy of focusing on key component subassembly has been so successful. We are very confident for our continued growth and our capability to satisfy our customers' strong demand. With our expanded state-of-the-art manufacturing facilities, based 100% in low-cost China, strong long-term relationships with respected customers and suppliers, access to capital through our listings on the New York Stock Exchange as well as subsidiary listings in Hong Kong, and an experienced multinational management team committed to a well defined long-term strategic goal, we believe we are well positioned to achieve our vision of becoming the world's leading China-based contract manufacturer of sophisticated handheld communication and consumer electronic devices and their high tech key components.

Certain statements in this annual report are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause the actual results to differ materially from future results expressed or implied by the forward-looking statements. These forward-looking statements include, without limitation, statements relating to the Company's projected sales and (diluted) earnings per share, and the ability of the Company to finance investments and business expansions through internal resources in the foreseeable future. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of our future performance. There are important factors that could cause the actual results to differ materially from the information set forth in these forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements which only speak as of the date of this annual report. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this annual report might not occur the way we expect, or at all. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. These factors include, without limitation, lower than expected sales in the year of 2005, unexpected changes to the Company's cash position, general economic, market and business conditions and other factors beyond the Company's control.

Operating Results

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Sales

Our net sales increased 31.4% to $533.9 million for 2004, up from $406.3 million in 2003. This was due to increased sales levels across all business segments. Specific increases include a 27.0% increase in the sales of consumer electronics and communication products, a 36.4% increase in the sales of telecommunication components assembly, a 17.9% increase in the sales of LCD panels and a 20.6% increase in the sales of software development services. The increased sales levels were due to the addition of new customers, and organic growth in these business segments. The increase in the consumer electronics and communication products was primarily attributable to the increased sales levels in optical devices. The increase in telecom components assembly was primarily attributable to sales of FPC subassemblies in 2004 and the increase in sales of levels of mobile phone handsets in SKD forms and lighting panels for handheld devices.

The graph on page 20 sets forth, for the periods indicated, revenue by business segments expressed as a percentage of net sales. The distribution of revenue across our business segments has fluctuated, and will continue to fluctuate, as a result of numerous factors, including but not limited to the following: increased business from new and existing customers, fluctuations in customer demand and seasonality.

Gross Profit

Gross profit decreased to 14.3% of net sales in 2004 from 16.3% in 2003. Generally, the gross margin for box-built products is higher than key components assembly. Our target was to shift our business to the high-growth and high tech key components assemblies sector, and we succeeded in increasing net sales in the TCA segment. The percentage decrease in gross profit was primarily due to a higher proportion of TCA segment revenue. Additionally, we have been impacted by the reduction of input credit in respect of value-added tax related to domestic purchase materials by the PRC government during 2004. In terms of dollar values, gross profit for 2004 increased by $10.2 million from 2003, due to the increased revenue base.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $28.1 million, or 5.2% of net sales in 2004 from $24.9 million, or 6.1% of net sales in 2003. The $3.2 million increase was primarily attributable to the increase in sales commission paid to marketing staff as a result of increased revenue, and the commission paid to external agents for particular products during 2004. The decrease as a percentage of net sales was due primarily to the increased revenue base in 2004.

Research and Development Expenses

Research and development expenses in 2004 increased to $5.0 million from $4.0 million in 2003 but remained at 1.0% of net sales for each of 2004 and 2003. The absolute dollar increase was primarily attributable to the recruitment of more engineers to support our R&D activities, including the design of the production process and the development of new products and products associated with customer design-related programs.

Other (Expenses) Income

During 2004, other income was $17.3 million. We received $17.4 million and $0.9 million dividend income from our investment in TCL Communication and TCL Corporation, respectively. This income was partially offset by $0.2 million in bank charges and $0.9 million in other non-operating charges.

During 2003, other income was $2.9 million. The amount included dividend income of $2.0 million from our indirect investment in TCL Communication, dividend income of $1.7 million from TCL Corporation, and income of $0.5 million related to the recovery of a non-trade receivable which had been written off previously. This income was partially offset by $0.3 million in bank charges during 2003.

Operating Performance


Gross Profit Margin
(% of sales)
14.3
2002
2003
2004
SG&A
(% of sales)
5.2
2002
2003
2004
Operating Profit Margin
(% of sales)
8.1
2002
2003
2004
Net Profit Margin
(% of sales)
12.5
2002
2003
2004

Gain on Partial Disposal of Subsidiaries

In April 2004, one of the previously wholly owned subsidiaries of the Company, NTEEP, completed a public offering of its common stock on The Hong Kong Stock Exchange. As a result, the Company disposed of a 25% interest in this subsidiary, resulting in a gain on partial disposal of $71.1 million.

In November and December 2004, the Company disposed of 128 million ordinary shares of JIC for cash consideration of $12.9 million. The disposal resulted in a net gain on partial disposal of interest in JIC of $6.3 million after deducting the release of unamortized goodwill of $3.5 million.

During 2003, we recorded a $1.8 million gain on partial disposal of interest in JIC.

Unrealized Loss on Marketable Securities

At December 31, 2004, the Company's investment in TCL Communication was stated at fair value based on the traded market price of TCL Communication's shares and the Company recognized an unrealized loss of $58.3 million, based on the Company's cost of $79.5 million and a fair value of $21.2 million. As the loss is considered to be other-than-temporary, it has been recorded in the consolidated statements of income.

Interest Income

Interest income increased to $1.1 million in 2004 from $0.8 million in 2003. The increase was primarily due to higher average cash balances, partially offset by lower interest yields on cash deposits.

Interest Expense

Interest expense increased to $195,000 in 2004 from $121,000 in 2003. This increase was primarily a result of the draw-down of a $7.0 million fixed-term loan by JIC.

Income Taxes

Income tax expenses of $879,000 for 2004 compares to $399,000 for 2003. The increase was primarily the result of not receiving full tax refunds for several of our PRC entities for taxes paid in previous years that we have normally been eligible to receive full tax refunds in the past as a result of the strict enforcement of certain regulations by the Chinese government.

Minority Interests

Minority interest increased to $6.0 million in 2004 from $1.1 million in 2003. The increase was primarily the result of the increase in minority shareholders' share of NTEEP's profit of the approximately $4.9 million since its listing in April 2004. In addition, the minority shareholders' share of profits of JIC for 2004 increased to $254,000 from $211,000 in 2003, and the minority shareholders' share of profits of Namtek Software Development Company Limited for 2004 increased to $472,000 from $296,000 in 2003. The minority shareholders' share of profits of Mate Fair for 2004 decreased to $405,000 from $560,000.

Equity in Income (Loss) of Affiliated Companies

We recorded an equity in loss of $6.8 million for 2004 of Alpha Star but recognized $0.5 million in equity in income for 2003. The amount in 2004 included an impairment charge of approximately $5.6 million upon careful assessment of various factors relevant to the affiliate, including the competitive handset market in the PRC and $1.2 million share of loss of Alpha Star. For additional information, see Note 8 – "Investment in Affiliated Companies, Equity Method – Alpha Star" to the Consolidated Financial Statements.

Liquidity and Capital Resources

Liquidity

We have financed our growth and cash needs to date primarily from internally generated funds, proceeds from the sale of our strategic investments, sales of our common stock and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund expansions and upgrades of our manufacturing facilities, to make strategic investments in potential customers and suppliers and to fund increases in inventory and accounts receivable resulting from increased sales.

We had positive net working capital of $218.2 million at December 31, 2004 compared to positive net working capital of $93.5 million at December 31, 2003. Our working capital requirements and capital expenditures could continue to increase in order to support future expansions of our operations through acquisition of land, construction of a new factory and machinery purchases. It is possible that future expansions may be significant and may require the payment of cash. Future liquidity needs will also depend on fluctuations in levels of inventory and shipments, changes in customer order volumes and timing of expenditures for new equipment.

We currently believe that during the next twelve months, our capital expenditures will be in the range of $35 million to $55 million, principally for land, machinery and equipment, and expansion in China. We believe that our level of resources, which include cash and cash equivalents, marketable securities, accounts receivable and available borrowings under our credit facilities, will be adequate to fund these capital expenditures and our working capital requirements for the next twelve months. Should we desire to consummate significant additional acquisition opportunities or undertake significant expansion activities, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facilities or access public or private debt and equity markets. There can be no assurance, however, that we would be successful in raising additional debt or equity on terms that we would consider acceptable.

(In millions)	2000	2001	2002	2003	2004
Net cash (used in) provided by operating activities	$ (1.1)	$ 23.2	$ 39.5	$ 44.3	$ 75.2

Year ended December 31,	2002	2003	2004
Net cash provided by operating activities	$ 39,502	$ 44,272	$ 75,210
Net cash (used in) provided by investing activities	(33,760)	(21,669)	37,729
Net cash provided by (used in) financing activities	18,085	(43,253)	(14,117)
Effect of foreign currencies on cash flows	(26)	–	–
Net increase (decrease) in cash and cash equivalents	$ 23,801	$ (20,650)	$ 98,822

The above table sets forth, for the year ended December 31 2002, 2003 and 2004, selected consolidated cash flow information (in thousands).

Net cash provided by operating activities for 2004 was $75.2 million. This consisted primarily of $66.9 million of net income, $13.9 million of depreciation and amortization, $58.3 million unrealized loss on marketable securities, $6.8 million equity in loss of an affiliated company and $6.0 million in minority interests offset by $6.2 million in gain on partial disposal of JIC, $71.1 million gain on partial disposal of NTEEP and $15.9 million in dividend income. Our working capital related to operating activities increased, driven by an increase of $33.9 million in accounts payable and $3.0 million in accrued expenses and other payables, a decrease of $2.6 million in the amount due from a related party, $3.9 million in inventories and $2.6 million in prepaid expenses and other receivables, offset by increases in accounts receivable of $28.3 million. The increase in accounts receivable and accounts payable was due to increased levels of business during 2004.

Net cash provided by investing activities of $37.7 million for 2004 consisted primarily of proceeds from partial disposal of subsidiaries and investments of $95.4 million and $5.6 million, respectively, proceeds from disposal of property, plant and equipment of $4.5 million, offset by capital expenditures of $38.6 million and increase in deposits for property, plant and equipment of $4.4 million and acquisition of marketable securities of TCL Communication of $25.1 million. Capital expenditure in 2004 mainly consisted of the construction of a new factory and purchases of machinery and equipment that were used to expand our manufacturing capacity and to upgrade our equipment to produce increasingly complex products.

Net cash used in financing activities of $14.1 million for 2004 resulted primarily from $19.4 million paid to shareholders as dividends, $5.4 million in repayment of bank loans, offset by proceeds of bank loans of $10.6 million.

Net cash provided by operating activities was $44.3 million in 2003. Cash provided by operating activities in 2003 was primarily attributable to net income of $43.8 million plus depreciation and amortization expense of $12.2 million, offset by the gain on disposal of transformers operation, net of minority interests of $2.0 million and a gain on the partial disposal of JIC for $1.8 million. Our working capital related to operating activities net of the effect of the disposal of a subsidiary decreased, driven by an increase of $11.1 million in accounts receivable, $3.0 million in prepaid expenses and other receivables, $2.7 million in the amount due from a related party and $8.5 million in inventories, which was offset by increases in accounts payable of $18.0 million, and accrued expenses and other payables of $1.2 million.

Our inventories increased in 2003 as a result of our anticipation of increases in sales. Accounts receivable increased due to an increase in sales in the fourth quarter relative to sales in the prior year. Accounts payable increased due to increased inventory purchases. Accrued expenses increased due to the provision of an incentive bonus in 2003.

Net cash used in investing activities was $21.7 million in 2003. Cash used in investing activities primarily related to our $10.0 million and $0.4 million strategic investments in Alpha Star Investments Limited and iMagic Infomedia Technology Limited, respectively, and $5.3 million prepayment for a long-term investment in Stepmind, as well as capital expenditures of $17.1 million and an increase in deposits for property, plant and equipment of $3.1 million, offset by $2.6 million in proceeds on disposal of property, plant and equipment, $2.4 million in proceeds on disposal of transformers operation to a third party, $4.0 million in proceeds on the partial disposal of JIC, and $5.0 million in proceeds on the disposal of convertible notes of TCL International Holdings Ltd.

Net cash used in financing activities was $43.3 million in 2003. Cash used in financing activities for 2003 primarily resulted from $37.8 million paid to shareholders as dividends and $14.0 million in bank loans repayment offset by $8.5 million received from the exercise of options.

Except as discussed above, there are no material transactions, arrangements or relationships with unconsolidated affiliated entities that are reasonably likely to affect liquidity.

For the years ended December 31, 2003 and 2004, the Company has made guarantees for debt, loans and credit facilities held by various wholly owned subsidiaries aggregating up to a maximum guarantee of $49,756,000 and $49,205,000, respectively. The terms of the guarantees correspond with the terms of the underlying debt, loan and credit facility agreements.

Capital Resources

As of December 31, 2004, we had $160.6 million in cash and cash equivalents, consisting of cash and short-term deposits, compared to $61.8 million as of December 31, 2003. Our long-term bank borrowing was $8.0 million and $2.8 million as of December 31, 2004 and December 31, 2003, respectively.

As of December 31, 2004, we had in place general banking facilities with two financial institutions aggregating $87.9 million. The maturity of these facilities is generally up to 90 days. These banking facilities are guaranteed by us and there is an undertaking not to pledge any assets to any other banks without the prior consent of our bankers. However, these covenants do not have any impact on our ability to undertake additional debt or equity financing. Interest rates are generally based on the banks' reference lending rates. Our facilities permit us to obtain overdrafts, lines of credit for forward exchange contracts, letters of credit, import facilities, trust receipt financing, shipping guarantees, working capital and revolving loans. No significant commitment fees are required to be paid for the banking facilities. These facilities are subject to annual review and approval. As of December 31, 2004, we had utilized approximately $3.4 million under such general credit facilities and had available unused credit facilities of $84.5 million.

As of December 31, 2004, we had two four-year term loans, which allowed us to borrow up to a maximum amount of $4.5 million and $7.0 million. The outstanding balance amounted to $8.1 million as of December 31, 2004 and $2.8 million as of December 31, 2003.

Our contractual obligations for long-term debt arrangements and future minimum lease payments under non-cancelable operating lease arrangements as of December 31, 2004 are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities. Non-cancelable purchase commitments do not typically extend beyond the normal lead-time of several weeks at most. Purchase orders beyond this time frame are typically cancelable.

There are no material restrictions (including foreign exchange controls) on the ability of our non-China subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product or material purchases. With respect to our China subsidiaries, with the exception of a requirement that 10% of profits be reserved for future developments, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. In the event that dividends are paid by our China subsidiaries, such dividends will reduce the amount of reinvested profits and, accordingly, the refund of taxes paid will be reduced to the extent of tax applicable to profits not reinvested.

Impact of Inflation

Inflation and deflation in China, Hong Kong and Macao have not had a material effect on our past business. During times of inflation, we have generally been able to increase the price of our products in order to keep pace with inflation.

Exchange Controls

There are no exchange control restrictions on payments of dividends, interest, or other payments to nonresident holders of our securities or on the conduct of our operations in Hong Kong and Macao, where the offices of some of our subsidiaries are located, or in the British Virgin Islands, where we are incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. With respect to our China subsidiaries, with the exception of a requirement that 10% of profits be reserved for future developments, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. We believe such restrictions will not have a material effect on our liquidity or cash flows.

Trend Information

It has been our strategy to shift our focus more to the business of key components subassembly. The key components subassembly business generally accounts for relatively lower gross profit margin business. We

Payments due by period

Contractual Obligation	Total	2005	2006	2007	2008	2009	2010 and thereafter
Long-term bank borrowing	$ 8,038,000	$ 2,875,000	$2,313,000	$1,750,000	$1,100,000	$ –	$ –
Operating leases	9,136,000	1,243,000	1,116,000	1,169,000	1,215,000	1,215,000	3,178,000
Capital expenditures	17,080,000	17,080,000	–	–	–	–	–
Purchase obligations	115,136,000	115,136,000	–	–	–	–	–
Total	$149,390,000	$136,334,000	$3,429,000	$2,919,000	$2,315,000	$1,215,000	$3,178,000

have been very successful in shifting our focus to key components subassembly, which accounted for 59% of our sales in 2004. We believe that the strong growth of this business will offset the impact of lower gross profit margins and we can continue to achieve strong growth in our overall profits. In the long run, we expect to achieve an overall gross profit margin of around 12%.

Off-Balance Sheet Arrangement

For the year of 2004, the Company did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Environment, Health and Safety

As a responsible and forward-looking corporation, Nam Tai appreciates the importance of environmental protection and high levels of employee health and safety. This section discusses these issues at our three principal manufacturing facilities in Shenzhen, China.

A Business Imperative

Our customers include some of the world's leading OEMs of telecommunications and consumer electronic products. An integral part of our customers' brand is to provide consumers with high-quality, high-performance products, which are designed for the entire life cycle. Such products consume less energy and resources during manufacture, transport and use, and can easily be reused or recycled. Our customers depend on Nam Tai to deliver such products. Furthermore, they expect Nam Tai to ensure the well-being of our employees. At the same time, high levels of environmental, health and safety performance make sound commercial sense, helping us to reduce operational costs, maintain high productivity levels and stay ahead of evolving legislation in China and customer markets.

Key Environmental Issues

For our business, we need to ensure that:

> Products meet customer specifications on banned and restricted chemical substances and on design for reuse / recycling.
> Resources, including electricity, gasoline and water, are used as efficiently as possible.
> Solid waste and wastewater are adequately monitored, controlled and treated.
> Emissions of volatile organic compounds and particulates are reduced to improve the air quality in the Pearl River Delta.
> Chemicals and hazardous materials used in the manufacturing process are responsibly managed.
> We comply with local, regional, national and international legislation.

Environmental Management

We have established environmental management systems at our principal manufacturing facilities. The systems at NTEEP and Zastron have been certified to the international ISO 14001 standard since 2001 and 2002 respectively and JIC's system will be ISO 14001-certified by the end of 2005. We have encouraged the continued effectiveness of our certified systems by asking two independent organizations to conduct surveillance and re-certification visits. The objectives embedded in these systems are regularly reviewed and tracked. For example, NTEEP and Zastron have key performance indicators and targets on a range of financial and manufacturing issues including the consumption of electricity, water, gasoline and paper. These are reviewed by NTEEP and Zastron on a regular basis. If performance is not on target, an action plan is developed and implemented. The systems also help us to achieve high levels of compliance. During 2004, we were not subject to any environment-related prosecutions or fines.

European Legislation is Changing Manufacturing Processes in China

Nam Tai works closely with customers to implement their environmental product specifications into our operations and those of our suppliers. The main driver for this has been new legislation in the European Union, such as the Directive on Waste Electrical and Electronic Equipment (WEEE) and the Directive on the Restriction of Hazardous Substances (RoHS). The latter is particularly relevant for Nam Tai and has led to a gradual change in our operations. The RoHS Directive states that all electrical and electronic equipment sold after July 2006 must not contain lead, mercury, cadmium, hexavalent chromium, polybrominated biphenyls and polybrominated diphenyls. Nam Tai has been helping customers to meet RoHS and similar country-specific requirements since 2003.

We have found that effective RoHS implementation requires a well-structured and comprehensive approach for both our own operations and to a greater extent, for those of our suppliers. Full compliance is achievable but complicated by issues of cross-contamination between components and between production lines. Furthermore, it is currently not feasible to use recycled metals in our products as these are often contaminated with trace amounts of substances covered by the RoHS Directive.

The implementation of these procedures is supported by declarations and third-party test reports from our suppliers as well as our own in-house testing. Furthermore, implementation is an agenda item during regular customer discussions and is included in customer audits and assessments of Nam Tai facilities.

Responsible Management of Electricity, Wastewater and Waste

The main source of electricity for our facilities is the municipal power grid. In order to allow continuous manufacturing, we have contingency plans that include back-up diesel powered generators. In order to reduce the emission of air pollutants, we check the quality of our diesel against applicable standards.

Sanitary wastewater generated from dormitories, toilets and the canteen is treated by on-site wastewater treatment plants prior to discharge to the municipal sewerage system. Process water is treated and either reused in manufacturing, used as grey water on-site or sent to treatment facilities off site.

Waste, such as cardboard, plastic and paper is collected by a recycling company. Hazardous waste is collected for treatment by the municipality. The municipal authorities also collect general refuse for disposal to landfill.

Water Consumption (m^3)	**2003**	**2004**
NTEEP	485,237	483,196
Zastron	484,878	304,189
JIC	407,327	467,958

Key Health and Safety Issues

For our business, we need to ensure that:

> Employee exposure to safety hazards is properly controlled,

> Machine guards are provided and properly maintained,
> Emergency situations are identified, assessed and prepared for,
> Occupational injuries and illness are reported, investigated and addressed,
> Physically demanding and repetitive tasks are identified and evaluated,
> Welfare facilities (e.g. toilets, potable water, clean dormitories) are provided,
> We comply with local, regional, national and international legislation.

Health and Safety Management

We provide a safe and healthy work environment for our employees and seek to comply with all applicable occupational health and safety statutory requirements. Furthermore, we aim to make ongoing improvements to our health and safety culture. For example, NTEEP's key performance indicators include absenteeism rates, injury frequency and training hours. These are reviewed on a monthly basis and actions are taken to address shortcomings.

Safety training is provided as part of our induction program for new employees. In addition, on-the-job training is provided so the necessary skills and safety awareness for specific activities. For example, designated teams of competent staff are responsible for carrying out potentially hazardous activities such as the maintenance of electrical equipment and operation of forklift trucks. Thanks to a partnership with our local hospital, there is a clinic providing professional medical care services within our manufacturing facilities.

As required by law, appropriate fire protection facilities are installed for both production and living areas. In addition, we ensure that employees are properly trained to respond in emergency situations. These skills are practised during regular emergency drills with the local fire protection authorities.

A large portion of our manufacturing processes is highly automated, thus minimising employee exposure to hazardous chemicals and dangerous machine parts. Where feasible, we fully enclose machines so as to isolate employees from moving parts.

We conduct regular air quality monitoring to ensure that volatile organic compounds are below recommended levels. In addition, the RoHS Directive will help further reduce employee exposure to hazardous substances.

With these occupational health and safety management practices in place, we were not subject to any related prosecutions or fines during 2004. However, five work-related injuries were reported in 2004. We take all incidents very seriously and have carefully investigated the root causes of each incident. As such, we will continue to develop a systematic approach to manage the occupational health and safety aspects of our operations.

FINANCIALS

FIVE-YEAR FINANCIAL SUMMARY

(In thousands of US dollars, except per share data)

Year ended December 31,	2000	2001	2002	2003	2004
Consolidated statements of income data:					
Total net sales	$ 213,688	$ 234,006	$ 236,016	$ 406,306	$ 533,861
Gross profit	31,592	30,032	38,060	66,290	76,476
Income from operations	10,457	5,104	17,052	37,387	43,378
Net income	$ 24,001	$ 9,045	$ 20,023	$ 43,802	$ 66,885
Earnings per share:					
Basic	$ 0.80	$ 0.27	$ 0.57	$ 1.09	$ 1.57
Diluted	$ 0.78	$ 0.26	$ 0.57	$ 1.07	$ 1.57
Weighted average shares:					
Basic	30,077	33,905	34,885	40,336	42,496
Diluted	30,938	34,298	35,430	40,839	42,548
Consolidated balance sheet data:					
Cash and cash equivalents	$ 58,896	$ 58,676	$ 82,477	$ 61,827	$ 160,649
Working capital	88,969	83,525	87,184	93,474	218,243
Property, plant and equipment, net	44,599	70,414	75,914	77,647	97,441
Total assets	208,370	224,573	275,086	297,695	460,473
Short-term debt, including current portion of long-term debt	1,523	3,687	14,970	3,004	4,955
Long-term debt, less current portion	–	12,860	2,812	1,688	5,163
Total debt	1,523	16,547	17,782	4,692	10,118
Shareholders' equity	$ 162,364	$ 169,351	$ 202,128	$ 217,118	$ 305,053

RESPONSIBILITY OF MANAGEMENT AND CORPORATE GOVERNANCE

The management of Nam Tai is responsible for the preparation of the accompanying consolidated financial statements and all related financial data contained in this annual report.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include amounts which represent the best estimates and judgements of management.

As required by Rule 13a-14 under the Securities Exchange Act of 1934, as of December 31, 2004, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934). This evaluation was carried out under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Company's controls and procedures were designed and provided reasonable assurance of preventing errors and irregularities.

The consolidated financial statements have been audited by the Company's auditors, Deloitte Touche Tohmatsu, who was recommended by the Audit Committee and elected at the Annual Shareholders' Meeting on June 11, 2004. Their auditors' report is contained herein. It outlines the scope of their examination and their opinion on the consolidated financial statements.

Nam Tai has established an Audit Committee whose primary duties consist of reviewing, acting on and reporting to the Board of Directors with respect to various auditing and accounting matters, including the selection of auditors, the scope of the annual audits, the fees to be paid to the auditors, the performance of the independent auditors and accounting practices. The audit committee currently consists of three independent non-executive directors, Messrs. Waslen, Chu and Lo. Mr. Waslen, who was elected by the full Board of Directors, currently acts as the Chairman of the Audit Committee.

Pursuant to the requirements of NYSE Section 303A.11, the Company has evaluated its corporate governance standards in light of the corporate governance standards required of domestic companies under NYSE standards. Based on this evaluation, the Company has determined that there are no significant ways in which its corporate governance standards differ from those required of domestic companies by the NYSE.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and the Board of Directors of Nam Tai Electronics, Inc.:

We have audited the accompanying consolidated balance sheets of Nam Tai Electronics, Inc. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nam Tai Electronics, Inc. and subsidiaries at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Certified Public Accountants
Hong Kong
March 4, 2005

CONSOLIDATED STATEMENTS OF INCOME

(In thousands of US dollars, except per share data)

Year ended December 31,	2002	2003	2004
Net sales – third parties	$ 228,167	$ 385,524	$ 499,680
Net sales – related party	7,849	20,782	34,181
Total net sales	236,016	406,306	533,861
Cost of sales	197,956	340,016	457,385
Gross profit	38,060	66,290	76,476
Selling, general and administrative expenses	17,983	24,866	28,053
Research and development expenses	2,686	4,037	5,045
Impairment of goodwill	339	–	–
Total operating expenses	21,008	28,903	33,098
Income from operations	17,052	37,387	43,378
Other (expenses) income, net	(6,859)	2,899	17,283
Gain on partial disposal of subsidiaries	17	1,838	77,320
Unrealized loss on marketable securities	–	–	(58,316)
Interest income	799	788	1,110
Interest expense	(790)	(121)	(195)
Income before income taxes and minority interests	10,219	42,791	80,580
Income taxes	(773)	(399)	(879)
Income before minority interests and equity in income (loss) of affiliated companies	9,446	42,392	79,701
Minority interests	(164)	(1,067)	(6,010)
Equity in income (loss) of affiliated companies	10,741	498	(6,806)
Income after minority interests and equity in income (loss) of affiliated companies	20,023	41,823	66,885
Discontinued operation	–	1,979	–
Net income	$ 20,023	$ 43,802	$ 66,885
Basic earnings per share	$ 0.57	$ 1.09	$ 1.57
Diluted earnings per share	$ 0.57	$ 1.07	$ 1.57

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except per share data)

December 31,	2003	2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 61,827	$ 160,649
Marketable securities	–	41,906
Accounts receivable, less allowance for doubtful accounts of $119 and $157 at December 31, 2003 and 2004, respectively	62,090	90,362
Amount due from a related party	2,707	66
Inventories	27,032	23,096
Prepaid expenses and other receivables	9,799	12,087
Income taxes recoverable	4,922	6,566
Total current assets	168,377	334,732
Investment in an affiliated company	9,855	3,049
Investments, at cost	16,366	–
Property, plant and equipment, net	77,647	97,441
Deposits for property, plant and equipment	3,327	7,701
Goodwill, net	20,137	15,831
Intangible assets, net	551	459
Other assets	1,435	1,260
Total assets	$ 297,695	$ 460,473
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Notes payable	$ 1,879	$ 2,080
Long-term bank loans – current portion	1,125	2,875
Accounts payable	55,674	89,570
Accrued expenses and other payables	13,633	16,661
Dividend payable	2,062	5,120
Income taxes payable	530	183
Total current liabilities	74,903	116,489
Deferred income taxes	78	–
Long-term bank loans – non-current portion	1,688	5,163
Total liabilities	76,669	121,652
Minority interests	3,908	33,768
Commitments and contingencies	–	–
Shareholders' equity:		
Common shares (2004: $0.01 par value – authorized 200,000,000 shares)	412	426
Additional paid-in capital	206,845	241,756
Retained earnings	9,863	56,324
Accumulated other comprehensive (loss) income	(2)	6,547
Total shareholders' equity	217,118	305,053
Total liabilities and shareholders' equity	$ 297,695	$ 460,473

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands of US dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Shareholders' Equity	Comprehensive Income (loss)
Balance at January 1, 2002	31,205,820	$ 312	$111,333	$ 57,691	$ 15	$ 169,351	
Share buy-back program	(592,800)	(6)	–	(3,522)	–	(3,528)	
Share redemption	(509,181)	(5)	–	(3,120)	–	(3,125)	
Shares issued on exercise of public warrants	4,381,965	44	29,753	–	–	29,797	
Shares issued on exercise of options	1,573,200	15	6,658	–	–	6,673	
Advisors' options (note 11b)	–	–	10	–	–	10	
Net income	–	–	–	20,023	–	20,023	$ 20,023
Foreign currency translation	–	–	–	–	(17)	(17)	(17)
Comprehensive income							$ 20,006
Cash dividends ($0.49 per share, including special dividend of $0.33 per share)	–	–	–	(17,056)	–	(17,056)	
Balance at December 31, 2002	36,059,004	360	147,754	54,016	(2)	202,128	
Shares issued on exercise of options	1,425,600	14	8,494	–	–	8,508	
Issue of stock dividend	3,746,668	38	50,333	(50,371)	–	–	
Compensation expense (note 3(b)(iv))	–	–	264	–	–	264	
Net income	–	–	–	43,802	–	43,802	$ 43,802
Cash dividends ($1.00 per share, including special dividend of $0.80 per share)	–	–	–	(37,584)	–	(37,584)	
Balance at December 31, 2003	41,231,272	412	206,845	9,863	(2)	217,118	
Shares issued on exercise of options	16,500	–	72	–	–	72	
Shares issued on acquisition of a subsidiary	2,389,974	24	58,769	–	–	58,793	
Cancellation of shares issued on acquisition of a subsidiary	(973,210)	(10)	(23,930)	–	–	(23,940)	
Net income	–	–	–	66,885	–	66,885	$ 66,885
Unrealized gain of marketable securities	–	–	–	–	6,549	6,549	6,549
Comprehensive income							$ 73,434
Cash dividends ($0.48 per share)	–	–	–	(20,424)	–	(20,424)	
Balance at December 31, 2004	42,664,536	$ 426	$ 241,756	$ 56,324	$ 6,547	$ 305,053	

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

Year ended December 31,	2002	2003	2004
Cash flows from operating activities:			
Net income	$ 20,023	$ 43,802	$ 66,885
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property, plant and equipment	10,397	12,172	13,924
Amortization of intangible assets	222	92	92
Loss (gain) on disposal of property, plant and equipment	977	(6)	347
Loss (gain) on disposal of other assets	21	–	(19)
Loss on disposal of convertible notes	–	102	–
Loss on disposal of investment	–	–	67
Realized gain on marketable securities – trading	(642)	–	–
Impairment of goodwill - business acquired from Micro Business Systems Industries Company Limited ("MBS")	339	–	–
Unrealised loss on marketable securities TCL Communication Technology Holdings Limited ("TCL Communication")	–	–	58,316
Release of unamortized goodwill of an affiliated company – Mate Fair Group Limited ("Mate Fair")	520	–	–
Gain on disposal of a subsidiary and related intangible assets – BPC (Shenzhen) Co. Ltd ("BPC")	(77)	–	–
Gain on disposal of a subsidiary – Jieyao Electronics (Shenzhen) Co., Ltd. ("Jieyao")	–	(1,979)	–
Gain on partial disposal of a subsidiary – J.I.C. Technology Company Limited ("JIC Technology")	–	(1,838)	(6,249)
Gain on partial disposal of a subsidiary – Nam Tai Electronic & Electrical Products Limited ("NTEEP")	–	–	(71,071)
Loss on reverse merger of subsidiaries – J.I.C. Group (B.V.I.) Limited and its subsidiaries ("JIC Group")	2,655	–	–
Compensation cost on transfer of interest in a subsidiary – Namtek Software Development Company Limited ("Namtek Software")	–	509	–
Amortization of advisors' warrants and options	10	–	–
Share redemption and dividend withheld in settlement of a receivable – Tele-Art, Inc. ("Tele-Art")	(3,519)	–	–
Equity in (income) loss of affiliated companies less dividend received	(285)	(498)	6,806
Dividend income	–	–	(15,913)
Deferred income taxes	(39)	(34)	(78)
Minority interests	164	1,067	6,010
Changes in current assets and liabilities (net of effects of acquisitions and disposals):			
Proceeds from marketable securities – trading	10,147	–	–
Increase in accounts receivable	(8,531)	(11,146)	(28,272)
(Increase) decrease in amount due from a related party	–	(2,707)	2,641
(Increase) decrease in inventories	(7,625)	(8,554)	3,936
Decrease (increase) in prepaid expenses and other receivables	496	(3,027)	2,654
Decrease (increase) in income taxes recoverable	498	(4,067)	(1,644)
(Decrease) increase in notes payable	(562)	894	201
Increase in accounts payable	10,816	17,971	33,896
Increase in accrued expenses and other payables	6,151	1,189	3,028
Increase (decrease) in income taxes payable	112	330	(347)
Decrease in amount due to a related party	(2,766)	–	–
Total adjustments	19,479	470	8,325
Net cash provided by operating activities	$ 39,502	$ 44,272	$ 75,210

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(In thousands of US dollars)

Year ended December 31,	2002	2003	2004
Cash flows from investing activities:			
Purchase of property, plant and equipment	$ (18,485)	$ (17,053)	$ (38,611)
Increase in deposits for property, plant and equipment	–	(3,103)	(4,374)
Prepayment for long-term investment	–	(5,277)	–
Increase in other assets	(25)	(24)	(37)
Acquisition of an affiliated company – Alpha Star	–	(10,000)	–
Acquisition of long-term investments – TCL Corporation/ iMagic Infomedia Technology Limited	(11,968)	(384)	–
(Acquisition) proceeds from disposal of convertible notes – TCL International Holdings Limited	(5,128)	5,026	–
Acquisition of additional shares in subsidiaries, net of cash acquired – JIC Group and Mate Fair	(436)	–	–
Acquisition of marketable securities – TCL Communication	–	–	(25,084)
Proceeds from partial disposal of subsidiaries – JIC Technology and Namtek Software/JIC Technology and NTEEP	–	4,165	95,449
Proceeds from disposal of property, plant and equipment	628	2,595	4,546
Proceeds from disposal of investment	–	–	5,609
Proceeds from disposal of other assets	–	–	231
Proceeds from disposal of a subsidiary, net of cash disposal of – Jieyao	–	2,386	–
Proceeds from disposal of a subsidiary and related intangible assets, net of cash disposal of – BPC	1,654	–	–
Net cash (used in) provided by investing activities	(33,760)	(21,669)	37,729
Cash flows from financing activities:			
Cash dividends paid	(16,654)	(37,777)	(19,414)
Share buy-back program	(3,528)	–	–
Repayment of bank loans	(2,703)	(13,984)	(5,375)
Proceeds from bank loans	4,500	–	10,600
Proceeds from shares issued on exercise of options and warrants	36,470	8,508	72
Net cash provided by (used in) financing activities	18,085	(43,253)	(14,117)
Effect of foreign currencies on cash flows	(26)	–	–
Net increase (decrease) in cash and cash equivalents	23,801	(20,650)	98,822
Cash and cash equivalents at beginning of year	58,676	82,477	61,827
Cash and cash equivalents at end of year	$ 82,477	$ 61,827	$ 160,649
Supplemental schedule of cash flow information:			
Interest paid	$ 790	$ 121	$ 195
Income taxes paid, net	227	4,183	2,953
Non-cash financing transactions:			
Share redemption and dividend withheld in settlement of a receivable – Tele-Art	$ 3,519	$ –	$ –

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except share and per share data)

▷ 1 Company Information

Nam Tai Electronics, Inc. and subsidiaries (the "Company" or "Nam Tai") is an electronics manufacturing and design services provider to a selected group of the world's leading original equipment manufacturers, or OEMs, of telecommunication and consumer electronic products. Through its electronics manufacturing services, or EMS, operations, the Company manufactures electronic components and subassemblies, including liquid crystal display, or LCD, panels, LCD modules, radio frequency, or RF, modules, flexible printed circuit subassemblies and image sensor modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. The Company also manufactures finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators, digital camera accessories and Bluetooth™ wireless headset accessories for use with cellular phones.

The Company was founded in 1975 and moved its manufacturing facilities to the People's Republic of China (the "PRC") in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, PRC in order to capitalize on opportunities offered in Southern China. The Company was reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands ("BVI") in August 1987. The Company's principal manufacturing and design operations are based in Shenzhen, the PRC, approximately 30 miles from the Hong Kong Special Administrative Region ("Hong Kong"). Its PRC headquarters are located in the Macao Special Administrative Region ("Macao"). Some of the subsidiaries' offices are located in Hong Kong and Macao, which provide it access to Hong Kong's and Macao's infrastructure of communication and banking and facilitates management of its PRC operations. The Company's principal manufacturing operations are conducted in the PRC. The PRC resumed sovereignty over Hong Kong and Macao effective July 1, 1997 and December 20, 1999, respectively, and politically Hong Kong and Macao are integral parts of China. However, for simplicity and as a matter of definition only, our references to PRC in these consolidated financial statements means the PRC and all of its territories excluding Hong Kong and Macao.

In 2004, Nam Tai's operations were re-organized into three reportable segments consisting of consumer electronics and communication products ("CECP"), telecommunication components assembly ("TCA") and LCD panels ("LCDP"). In 2003, CECP and TCA were classified as a single reportable segment as consumer electronic products ("CEP") while LCDP also comprised the transformers operations and collectively referred to as LCD panels and transformers ("LPT"). Through the disposal of a subsidiary in 2003, the Company discontinued its transformers operations, details of which are set out in note 3(b)(iii).

▷ 2 Summary of Significant Accounting Policies

(a) Principles of consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries. The Company consolidates companies in which it has controlling interest of over 50%. All significant intercompany accounts, transactions and cash flows have been eliminated on consolidation.

The equity method of accounting is used when the Company has the ability to exercise significant influence over the operating and financial policies of an investee, which is normally indicated by a 20% to 50% interest in other entities. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of undistributed earnings or losses of these entities and distributions received, if any.

Non-marketable investments in which the Company has less than 20% interest and in which it does not have the ability to exercise significant influence over the investee are initially recorded at cost and periodically reviewed for impairment.

(b) Cash and cash equivalents

Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition.

(c) Marketable securities

Marketable securities at December 31, 2004 are principally equity securities and are classified as available-for-sale. Securities classified as available-for-sale are stated at fair value with unrealized gains and losses recorded as a separate component of accumulated other comprehensive income (loss). Realized gains and losses on the sale of the available-for-sale securities are determined using the specific-identification method and are reflected in other income (expenses).

(d) Inventories

Inventories are stated at the lower of cost or market value. Cost is determined on the first-in, first-out basis. Write down of potentially obsolete or slow-moving inventory is recorded based on management's analysis of inventory levels.

For the Company's CECP and TCA reporting units, the Company orders inventory from its suppliers based on firm customer orders for product that is unique to each customer. The inventory is utilized in production as soon as all the necessary components are received. The only reason that inventory would not be utilized within six months is if a specific customer deferred or cancelled an order. As the inventory is typically unique to each customer's products, it is unusual for the Company to be able to utilize the inventory for other customers' products. Therefore, the Company's policy is to negotiate with the customer for the disposal of such inventory that remained unused for six months. The Company does not generally write down its inventories as the customers are usually held to their purchase commitments. However, there are cases where customers are contractually obligated to purchase the unused inventory from the Company, but the Company may elect not to immediately enforce such contractual right for business reasons. In this connection, the Company will consider writing down these inventory items which remained unused for over six months at the Company's own cost. Prior to writing down, management would determine if the inventory can be utilized in other products.

For the Company's LCDP segment, due to the nature of the business, LCDP customers do not always place orders in advance enough to enable the Company to order inventory from suppliers based on firm customer orders. Nonetheless, management reviews its inventory balance on a regular basis and writes down all inventory over six months old if it is determined that the relevant inventory can not be utilized in the foreseeable future.

(e) Property, plant and equipment

Property, plant and equipment are recorded at cost and include interest on funds borrowed to finance construction. No interest was capitalized for the years ended December 31, 2002, 2003 and 2004. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses for the disposal of leasehold land are included in other income (expenses) while gains and losses from the disposal of other property, plant and equipment are included in income from operations.

The majority of the land in Hong Kong is owned by the government of Hong Kong which leases the land at public auction to non-governmental entities. All of the Company's leasehold land in Hong Kong have leases of not more than 50 years from the respective balance sheet dates. The cost of such leasehold land is amortized on a straight-line basis over the respective terms of the leases.

All land in other regions of the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus all of the Company's land purchases in the PRC are considered to be leasehold land and are amortized on a straight-line basis over the respective term of the right to use the land.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data)

Depreciation rates computed using the straight-line method are as follows:

Classification	Years
Land use right, leasehold land and buildings	20 to 50 years
Machinery and equipment	4 to 12 years
Leasehold improvements	3 to 7 years
Furniture and fixtures	4 to 8 years
Automobiles	4 to 6 years
Tools and molds	4 to 6 years

(f) Goodwill and licenses

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Prior to January 1, 2002, goodwill was amortized to expense on a straight-line basis over various periods ranging from 4 years to 15 years. Costs incurred in the acquisition of licenses are capitalized and amortized to expense on a straight-line basis over the shorter of the license period or 5 to 7 years.

With effect from January 1, 2002, the Group adopted Statement of Financial Accounting Standard ("SFAS") No. 142, *"Goodwill and Other Intangible Assets."* Under this statement goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment at the reporting unit level on at least an annual basis. A reporting unit is an operating segment or one level below an operating segment (i.e. a component) as defined in SFAS No. 131 *"Disclosures about Segments of an Enterprise and Related Information"*. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Through May 2002, the Company operated in two reporting units, which were its then operating segments of CEP and LPT. Beginning in June 2002, the Company segregated its then LPT segment into two reporting units: LCD panels and transformers. In June 2003, the Company disposed of its transformers operation through the disposal of a subsidiary, details of which are set out in note 3(b)(iii). Effective April 2004, the Company operated in three reporting units which were its reportable segments of CECP, TCA and LCDP.

The evaluation of goodwill for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former. For future impairment tests, the Company will measure fair value based either on internal models or independent valuations.

(g) Impairment or disposal of long-lived assets

The Company reviews its long-lived assets for potential impairment based on a review of projected undiscounted cash flows associated with these assets. Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. Measurement of impairment losses for long-lived assets that the Company expects to hold and use is based on the estimated fair value of the assets.

Long-lived assets to be disposed of are stated at the lower of fair value or carrying amount. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred.

(h) Revenue recognition

The Company recognizes revenue when all of the following conditions are met:

> Persuasive evidence of an arrangement exists,
> Delivery has occurred or services have been rendered,
> Price to the customer is fixed or determinable, and
> Collectibility is reasonably assured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data)

Revenue from sales of products is recognized when the title is passed to customers upon shipment and when collectibility is assured. The Company does not provide its customers with the right of return (except for quality), price protection, rebates or discounts. There are no customer acceptance provisions associated with the Company's products, except for quality. All sales are based on firm customer orders with fixed terms and conditions, which generally cannot be modified.

(i) Shipping and handling costs

Shipping and handling costs are classified as to cost of sales for material purchased and selling expenses for those costs incurred in the delivery of finished products. During the years ended December 31, 2002, 2003 and 2004, shipping and handling costs classified as costs of sales were $536, $466 and $536, respectively. During the years ended December 31, 2002, 2003 and 2004, shipping and handling costs classified as selling expenses were $808, $870 and $767, respectively.

(j) Research and development costs

Research and development costs are incurred in the development of new products and processes, including significant improvements and refinements to existing products and are expensed as incurred.

(k) Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $528, $261 and $265 for the years ended December 31, 2002, 2003 and 2004, respectively.

(l) Staff retirement plan costs

The Company's costs related to the staff retirement plans (see note 14) are charged to the consolidated statement of income as incurred.

(m) Income taxes

PRC tax paid by subsidiaries operating in the PRC during the year is recorded as an amount recoverable at the balance sheet date when management has filed or has the intention to file an application for reinvestment of profits and a refund is expected unless there is an indication from the PRC tax authority that the refund, or a portion of which, will be refused.

Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for all significant temporary differences and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

(n) Foreign currency transactions and translations

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statement of income.

The functional currencies of the Company and its subsidiaries include the U.S. dollar, Hong Kong dollar or the Chinese Renminbi. The financial statements of all subsidiaries with functional currencies other than the U.S. dollar, the reporting currency, are translated in accordance with SFAS No. 52, *"Foreign Currency Translation"*. All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries' financial statements are recorded as a component of comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data)

The exchange rates between the Hong Kong dollar and the U.S. dollar were approximately 7.7989, 7.7643 and 7.7732 as of December 31, 2002, 2003 and 2004, respectively. The exchange rates between the Chinese Renminbi and the U.S. dollar are based on the applicable rate of exchange quoted by the People's Bank of China prevailing at the balance sheet date and were approximately 8.2773, 8.2767 and 8.2765 as of December 31, 2002, 2003 and 2004, respectively.

(o) Earnings per share

On June 20, 2003, the Company's board of directors declared a 1 for 3 stock split of its outstanding common shares. Each shareholder of record on June 30, 2003 received two additional shares for each common share held at that date. In addition, the Company retained the current par value of $0.01 per share. Accordingly, all references to numbers of common shares, per share data and stock option data in the accompanying financial statements have been restated to reflect the stock split on a retroactive basis.

On October 24, 2003, the Company's board of directors declared an issuance of stock dividend to shareholders at the ratio of one dividend share for every ten shares held by the shareholders of record on November 7, 2003. For the purposes of earnings per share calculation, all references to numbers of common shares and per share data have been restated to reflect this stock dividend.

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year.

Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

(p) Stock options

The Company does not recognize compensation expense for employee stock-based compensation if the strike-price is equal to or greater than the market price of the stock at the date of grant. The Company's policy is to generally grant stock-based compensation to employees with a stock price equal to the market price of the stock on the date of grant. The Company continues to account for stock-based compensation arrangements under *Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees"* and provides additional financial statement disclosure in accordance with SFAS No. 123, *"Accounting for Stock-Based Compensation"*. The Company recognizes compensation expense for all stock-based compensation granted to non-employees by estimating the fair value of the stock-based compensation utilizing the Black-Scholes option-pricing model. See note 11.

The Company has two stock-based employee compensation plans, as more fully described in note 11(b). Stock-based employee compensation costs are not reflected in net income when options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition.

Year ended December 31,		2002	2003	2004
Net income, as reported		$ 20,023	$ 43,802	$ 66,885
Less: Stock based compensation costs under fair value based method for all awards		(1,491)	(582)	(4,476)
Net income, pro forma		$ 18,532	$ 43,220	$ 62,409
Basic earnings per share	As reported	$ 0.57	$ 1.09	$ 1.57
	Pro forma	$ 0.53	$ 1.07	$ 1.47
Diluted earnings per share	As reported	$ 0.57	$ 1.07	$ 1.57
	Pro forma	$ 0.52	$ 1.06	$ 1.47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data)

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, *"Share-Based Payment"*. This statement is a revision to SFAS 123 and supersedes APB Opinion No. 25 (see note 2(t)).

(q) Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(r) Comprehensive income

Accumulated other comprehensive income (loss) represents unrealized gains on marketable securities and foreign currency translation adjustments and is included in the consolidated statement of shareholders' equity.

(s) Fair value disclosures

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, income taxes recoverable, notes payable, accounts payable, accrued expenses and other payables approximate their fair values due to the short-term nature of these instruments. The carrying amount of long-term debt also approximates fair value due to the variable nature of the interest calculations.

(t) Recent changes in accounting standards

In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus in EITF 03-1, *"The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"*. The consensus was that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS Nos. 115 and 124, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized.This EITF consensus is effective for fiscal years ending after December 15, 2003. Adoption of the EITF consensus did not result in an impact on the Company's financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, *"Inventory Costs – an amendment of ARB No. 43, Chapter 4."* SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, *"Share-Based Payment"*. This statement is a revision to SFAS No. 123 and supercedes APB Opinion No. 25. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In accordance with the standard, the Company will adopt SFAS No. 123R effective July 1, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data)

Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. The Company has not yet determined which methodology it will adopt but believes that the impact that the adoption of SFAS No. 123R will have on its financial position or results of operations will approximate the magnitude of the stock-based employee compensation cost disclosed in Note 2 (p) pursuant to the disclosure requirements of SFAS No. 148.

(In thousands of US dollars, except share and per share data)

▷ 3 Investment in Subsidiaries

(a) Subsidiaries

	Place of incorporation	Principal activity	Percentage of ownership as of December 31 2003	2004
Consolidated principal subsidiaries:				
Jasper Ace Limited ("Jasper Ace")	BVI	Investment holding	–	100%
J.I.C. Technology Company Limited ("JIC Technology")	Cayman Islands	Investment holding	74.86%*	71.63%
J.I.C Enterprises (Hong Kong) Limited	Hong Kong	Manufacturing and trading**	74.86%*	71.63%
Jetup Electronic (Shenzhen) Co., Limited ("Jetup")	PRC	Manufacturing	74.86%*	71.63%
J.I.C. (Macao Commercial Offshore) Company Limited	Macao	Trading of electronic components and the provision of marketing, management and technical consultancy services	–	71.63%
Nam Tai Electronic & Electrical Products Limited ("NTEEP")	Cayman Islands	Investment holding	100%	75%
Nam Tai Group Management Limited	Hong Kong	Provision of management services	100%	100%
Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited	Macao	Provision of management and sales co-ordination and marketing services	100%	75%
Nam Tai Telecom (Hong Kong) Comany Limited	Hong Kong	Inactive	100%	100%
Nam Tai Trading Company Limited ("NTTC", formerly known as Nam Tai Electronic & Electrical Products Limited)	Hong Kong	Inactive	100%	100%
Namtai Electronic (Shenzhen) Co., Ltd.	PRC	Manufacturing and trading	100%	75%
Namtek Japan Company Limited	Japan	Provision of sales co-ordination and marketing services	80%	80%
Namtek Software Development Company Limited ("Namtek Software")	Cayman Islands	Investment holding	80%	80%
Shenzhen Namtek Company Ltd.	PRC	Software development	80%	80%
Zastron Electronic (Shenzhen) Co. Ltd.	PRC	Manufacturing and trading	100%	100%
Zastron Precision-Tech Limited ("ZPTL", formerly known as Nam Tai Telecom (Cayman) Company Limited)	Cayman Islands	Investment holding	100%	100%
Zastron (Macao Commercial Offshore) Company Limited	Macao	Provision of sales co-ordination and marketing service	–	100%
Mate Fair Group Limited	BVI	Investment holding	72.22%	–

* Upon full conversion of the preference shares held by the Company, the Company would have an effective interest of 88.39% in these subsidiaries as of December 31, 2003 (see note 3(b)(ii)).
** Business ceased subsequent to December 31, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except share and per share data)

(b) Significant transactions

(i) In March 2000, NTTC, a wholly owned subsidiary of the Company, together with Toshiba Battery Co., Ltd. ("TBCL"), established BPC, a wholly foreign owned enterprise in Shenzhen, PRC. NTTC had a 86.67% interest in BPC and the investment cost of $1,300 was contributed in cash. BPC was located within the Company's manufacturing complex where it produced and sold high-end, environmentally friendly, rechargeable lithium ion battery packs. Effective April 30, 2002, the Company sold its 86.67% joint venture interest in BPC to a TBCL related company for $2,131 resulting in a gain of $17. During the period from January 1, 2002 through April 30, 2002, the Company recognized net sales of $7,849 from TBCL and its related companies.

(ii) In June 2002, through a reverse merger, the Company arranged for the listing of JIC Group (B.V.I.) Limited and its subsidiaries (the "JIC Group") on The Stock Exchange of Hong Kong Limited (the "SEHK"). To effect the listing, the Company entered an agreement with the liquidators of Albatronics (Far East) Company Limited ("Albatronics"), whose shares had been listed on the SEHK and which was placed into voluntary liquidation in August 1999. The Company owned slightly more than 50% of the outstanding capital stock of Albatronics. Under the agreement, the Company agreed to transfer the JIC Group into JIC Technology, a new company, for a controlling interest in JIC Technology. Prior to it being placed into voluntary liquidation, Albatronics and its subsidiaries were engaged in the trading of electronic components and manufacturing of consumer electronics products. Due to the troubled financial condition of Albatronics at December 31, 1998, it was probable that the Company would never be in a position to exercise control over Albatronics as such control would rest with the creditors of Albatronics. Accordingly, the Company did not consolidate Albatronics' financial statements at December 31, 1998, for the year then ended or for any subsequent period. As of December 31, 1999 the investment was written off. On February 1, 2000, the Company received an invitation soliciting offers for the rescue or restructuring of Albatronics from Albatronics' liquidators. In June 2002, Albatronics' listing status on the SEHK was withdrawn and JIC Technology was listed on the SEHK free from the liabilities of Albatronics. For the Company's contribution to JIC Technology, the Company received a combination of ordinary and preference shares, which are analogous to common stock and convertible preferred stock, respectively, of companies organized under U.S. law. The Company, the creditors of Albatronics and the Hong Kong public who held shares of Albatronics received ordinary shares of JIC Technology equal to approximately 70.4%, 24.1% and 5.5%, respectively, of the outstanding ordinary shares of JIC Technology. The Company also received preference shares of JIC Technology, which upon their full conversion, would result in the Company, the creditors and the Hong Kong public owning approximately 92.9%, 5.8% and 1.3%, respectively, of the outstanding ordinary shares of JIC Technology. On June 4, 2002, the reverse merger was completed and all the shares of Albatronics were transferred to the liquidators for a nominal consideration. The then preference shares were non-redeemable, non-voting shares that ranked *pari passu* with ordinary shares of JIC Technology on the payment of dividends or other distribution other than on a winding-up. No holder of preference shares (including the Company) may convert them if such conversion would result in the minimum public float of 25% that is required under the Hong Kong Stock Exchange listing rules not being met.

Due to the reverse merger, the Company's effective interest in the JIC Group reduced from 100% to 92.9%. As a result of this reduction in interest during 2002, the Company has released unamortized goodwill of $1,483, representing 7.1% of the goodwill that had previously been recorded upon purchasing the JIC Group in October 2000. The release of unamortized goodwill is included as part of the loss on reverse merger of the JIC Group of $2,655.

In August 2002, the Company acquired an additional 7,984,000 ordinary shares of JIC Technology for a cash consideration of $437 resulting in additional goodwill of $253. As of December 31, 2002, the Company held 93.97% effective interest in JIC Group, which represented 74.78% of the existing ordinary shares and 93.97% of the outstanding ordinary shares upon full conversion of the preference shares.

During the period from June to November 2003, the Company disposed of totally 42,600,000 ordinary shares of JIC Technology for cash considerations of $4,005. The disposal resulted in a net gain on partial disposal of a subsidiary of $1,838 after deducting the releasing of unamortized goodwill of $1,171. In November 2003, the Company converted

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data)

175,100,000 preference shares into 170,000,000 ordinary shares of JIC Technology. As at December 31, 2003, the Company held 263,900,688 ordinary shares of JIC Technology, equivalent to 74.86% of issued ordinary shares, and 423,320,000 preference shares. Upon full conversion of the preference shares owned, the Company would have held approximately 88.39% of JIC Technology as of December 31, 2003.

In November and December 2004, the Company disposed of a total 128,000,000 ordinary shares of JIC Technology for cash considerations of $12,902. The disposal resulted in a net gain on partial disposal of a subsidiary of $6,249 after deducting the releasing of unamortized goodwill of $3,518. The Company also converted all outstanding preference shares into 313,902,912 ordinary shares of JIC Technology, resulting in 71.63% equity interest held in JIC Technology as of December 31, 2004.

(iii) In order to concentrate its effort on its LCD panels reporting unit, in June 2003, JIC Technology disposed its transformers reporting unit to a third party for a cash consideration of $2,426. Sales of the transformers reporting unit for the years ended December 31, 2002 and 2003 were $11,324 and $6,284, respectively, and were insignificant comparing to the sales of the Company as a whole. The income from operations of the transformers reporting unit was less than 3% and 1% of the Company's income from operations for the years ended December 31, 2002 and 2003, respectively. The transformers reporting unit had no non-operating income or expenses for the years ended December 31, 2002 and 2003.

The proceeds from the disposal exceeded the carrying value of the net assets of the transformers reporting unit, resulting in a gain from discontinued operation, net of minority interests, in 2003 of $1,979.

The carrying amounts of the assets and liabilities of the transformers reporting unit at the date of disposal were as follows:

Net assets disposed of:		
Property, plant and equipment	$	559
Cash		40
Other assets		870
Liabilities		(1,176)
Total	$	293

(iv) In January 2003, the Company disposed of 20% of its equity interest in Namtek Software to a company which is owned by the management of Namtek Software for a cash consideration of $160. As of the date of disposal, Namtek Software was fair valued at $3,347. Accordingly, a charge to compensation expense of $509 and a credit to additional paid-in capital of $264 (being the difference between the net asset value and fair value of Namtek Software disposed) resulted.

(v) In September 2000, the Company acquired a 5% indirect shareholding in both Huizhou TCL Mobile Communication Co., Ltd. ("Huizhou TCL") and TCL Mobile Communication (HK) Co., Ltd. (collectively "TCL Mobile") through the acquisition of 25% of the outstanding shares of Mate Fair, a privately held investment holding company incorporated in the BVI with a 20% shareholding interest in TCL Mobile. TCL Mobile is engaged in manufacturing, distributing and trading of digital mobile phones and accessories in the PRC as well as overseas markets. The acquisition in Mate Fair was satisfied by cash consideration of approximately $2,036. The 25% share of the net book value of Mate Fair on that date was approximately $511. Goodwill of approximately $1,525 was recorded by the Company and was initially being amortized on a straight-line basis over 10 years starting in September 2000.

In May 2002, due to the increase of capital in Huizhou TCL, Mate Fair's direct interest in Huizhou TCL was diluted from 20% to 18% and accordingly, the Company's 5% indirect interest in Huizhou TCL was diluted to 4.5%. As a result of the dilution, the Company recognized the release of unamortized goodwill of approximately $132 and the

(In thousands of US dollars, except share and per share data)

share of Mate Fair's loss on deemed disposal of Huizhou TCL of approximately $336 as part of the equity in income of affiliated companies. Mate Fair ceased the equity method of accounting for Huizhou TCL since it no longer held at least a 20% interest in Huizhou TCL. In late 2002, TCL Mobile Communications (HK) Co., Ltd. was acquired by Huizhou TCL.

On November 11, 2002, through a series of linked transactions, the Company effectively exchanged its 4.5% indirect interest in Huizhou TCL for a 3.033% direct interest plus cash consideration. This was accomplished by Mate Fair selling a 13.8% equity interest in Huizhou TCL for $10,424, which resulted in a gain of $9,022 that was included in equity in income of affiliated companies. Also, as part of these linked transactions, the Company increased its shareholding in Mate Fair from 25% to 72.22% for $3 by the subscription of additional 3,028 shares in Mate Fair, and recognized an additional release of unamortized goodwill of approximately $388. The Company invested $5,128 of the proceeds in TCL International Holdings Limited 3% convertible notes (see note 9(a)).

In April 2004, the Company increased its equity interest in Huizhou TCL to 9% through exchange of its existing 72.2% interest in Mate Fair, which had a 3.033% equity interest in Huizhou TCL, and acquiring the entire issued share capital of Jasper Ace, a holding company with no operations, which directly holds 9% equity interest in Huizhou TCL. The acquisition was satisfied by the exchange of the Company's 72.2% equity interest in Mate Fair, cash of $25,000, and 1,416,764 new shares in the Company upon a pricing adjustment in July 2004 resulting in the cancellation of 973,210 shares of the Company previously issued as part of the purchase consideration.

(vi) In April 2004, one of the then wholly owned subsidiaries of the Company, NTEEP, completed public offering of its common stock on the SEHK, in which the Company disposed of a 25% interest in this subsidiary, resulting in a gain on partial disposal of US$71,071.

(c) Establishment of subsidiaries

(i) In June 2003, Namtek Software established Namtek Japan Company Limited, a subsidiary incorporated in Japan, at an investment cost of $85. Its principal activity is sales co-ordination and marketing of software.

(ii) In June 2003, the Company established two wholly owned subsidiaries, namely ZPTL and NTEEP, both incorporated in the Cayman Islands. Their principal activity is to act as investment holding companies.

(iii) In August 2003, the Company established Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited, a wholly owned subsidiary incorporated in Macao, at an investment cost of $13. Its principal activity is provision of consultancy services to other group companies, and to act as the Company's PRC headquarters due to the Company's continuous increase in investment in China.

(iv) In March 2004, the ZPTL established Zastron (Macao Commercial Offshore) Company Limited, a subsidiary incorporated in Macao, at an investment cost of $13. Its principal activity is provision of sales co-ordination and marketing activities to group companies.

(v) In November 2004, J.I.C. Technology established J.I.C. (Macao Commercial Offshore) Company Limited, a wholly owned subsidiary incorporated in Macao, at an investment cost of $13. Its principal activity is trading of electronic components, and the provision of marketing, management and technical consultancy services.

(In thousands of US dollars, except share and per share data)

(d) Retained earnings

Retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company's PRC subsidiaries, there are restrictions on the payment of dividends and the removal of dividends from the PRC. In the event that dividends are paid by the Company's PRC subsidiaries, such dividends will reduce the amount of reinvested profits and accordingly, the refund of taxes paid will be reduced to the extent of tax applicable to profits not reinvested. However, the Company believes that such restrictions will not have a material effect on the Company's liquidity or cash flows. In addition, pursuant to the PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and amounted to $400 and $6,164 as of December 31, 2003 and 2004, respectively.

▷ 4 Inventories

Inventories consist of the following:

At December 31,	2003	2004
Raw materials	$ 17,448	$ 19,815
Work-in-progress	4,534	1,578
Finished goods	5,050	1,703
	$ 27,032	$ 23,096

▷ 5 Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following:

At December 31,	2003	2004
At cost		
Land use right, leasehold land and buildings	$ 47,777	$ 45,499
Machinery and equipment	61,417	80,479
Leasehold improvements	12,506	15,226
Furniture and fixtures	1,967	2,026
Automobiles	1,432	1,427
Tools and molds	132	196
Total	125,231	144,853
Less: accumulated depreciation and amortization	(50,283)	(60,706)
Construction in progress	2,699	13,294
Net book value	$ 77,647	$ 97,441

As at December 31, 2004, the Company has entered into commitments for capital expenditure for property, plant and equipment of approximately $17,080, which are expected to be disbursed during the year ending December 31, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except share and per share data)

6 Goodwill

Goodwill consists of the following:

	CECP Segment (reporting unit)	LCDP Segment (reporting unit)	Total
Balance at January 1, 2003	$ 788	$ 20,520	$ 21,308
Goodwill release related to disposition of 5.58% interest in JIC Technology (see note 3(b)(ii))	–	(1,171)	(1,171)
Balance at December 31, 2003	$ 788	$ 19,349	$ 20,137
Goodwill release related to disposition of 16.76% interest in JIC Technology	–	(3,518)	(3,518)
Goodwill release related to disposition of 72.22% interest in Mate Fair	(788)	–	(788)
Balance at December 31, 2004	$ –	$ 15,831	$ 15,831

No goodwill has been assigned to the "transformer" reporting unit of the previous LPT Segment as the Company's purchase of the JIC Group was exclusively for the "LCD panel" reporting unit.

The Company acquired certain net assets from MBS, a telecommunication business including the design, research and development, and marketing of telecommunication products. The excess of the purchase consideration over the fair value of the assets acquired was $776 and was recorded as goodwill which was being amortized on a straight-line basis over 4 years. In 2002, the Company determined that the previously acquired technology had become obsolete. Therefore, the Company recorded an impairment for the remaining goodwill of $339 and accelerated the amortization of the license fees (included in intangible assets) by $173.

7 Intangible Assets, Net

Amortized intangible assets, net consist of the following:

At December 31,	2003	2004
Gross carrying amount of licenses	$ 643	$ 643
Accumulated amortization	(92)	(184)
Net carrying amount	$ 551	$ 459

(In thousands of US dollars, except share and per share data)

Amortization expense charged to income from operations for the year ended December 31, 2002, 2003 and 2004 was $222, $92 and $92, respectively. Amortization expense on intangible assets for each of the next five years is as follows:

Year ending December 31,

– 2005	$	92
– 2006		92
– 2007		92
– 2008		92
– 2009		91
Total	$	459

8 Investment in Affiliated Companies, Equity Method

The Company's investments accounted for under the equity method are disclosed below. The Company has not made any loans or guarantees or has any contingent liabilities with these companies.

Mate Fair

Mate Fair was accounted as an affiliated company until November 11, 2002. Details of the investment in Mate Fair are set out in note 3(b)(v).

Alpha Star

In January 2003, the Company further expanded its business to include wireless communication technology and related products. The Company made a strategic investment of $10,000 by subscribing for a 25% shareholding in Alpha Star, a BVI company, which is the ultimate holding company of JCT Wireless Technology Company Limited ("JCT"), a company engaged in the design, development and marketing of wireless communication terminals and wireless application software. The Company also manufactures wireless communication terminals and related modules for JCT. As part of the agreement, Alpha Star agreed to purchase from the Company at least 50% of the orders it, or any of its subsidiaries, receives for RF modules provided the Company performs such manufacturing services at a price comparable to the market. The fair value of this arrangement was estimated to be $643 and is included in the consolidated balance sheet as an intangible asset (note 7). The Company had one representative on Alpha Star's board of directors until his resignation in July 2004.

The Company initially recorded goodwill of approximately $5,596 as a result of the acquisition of Alpha Star. The Company recorded equity in earning of Alpha Star of $498 for 2003 but recognized an equity in loss of $1,210 for 2004. In the third quarter of 2004, the Company recorded an other-than-temporary cash impairment charge of approximately $5,596 to write down its investment in Alpha Star upon careful assessment of various factors relevant to the affiliate, including the competitive handset market in the PRC.

As of December 31, 2003 and 2004, JCT owed the Company $2,707 and $66. For the year ended December 31, 2003 and 2004, the Company recognized net sales of $20,782 and $34,181, respectively, to JCT and purchased raw materials of $5,456, $12,398 from JCT and its related companies, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data)

9 Investments

Investments in TCL

The Company had various investments in TCL Group of companies in the form of convertible notes, and available for sale marketable securities. During the year ended December 31, 2003, the Company disposed of the convertible notes. During the year ended December 31, 2004, the investments at cost became marketable securities upon the listing of these investments on public stock exchanges. The Company has not incurred any material operating revenue or expenses from the TCL Group of companies, for the years ended December 31, 2002, 2003 and 2004.

(a) Convertible Notes

On November 11, 2002, in connection with its disposal of 1.467% indirect interest in Huizhou TCL (see note 3(b)(v)) for approximately $10,424, the Company purchased $5,128 in 3% convertible notes ("CB Note") due in November 2005 of TCL International Holdings Limited, a company publicly listed on the SEHK. In August 2003, the CB Note was disposed of by the Company for a consideration of $5,026, resulting in a loss of $102.

(b) Investments, at cost/available for sale investment securities

(i) *TCL Corporation*

In January 2002, the Company acquired a 6% equity interest in TCL Holdings Corporation Ltd., now known as TCL Corporation, for a consideration of $11,968. TCL Corporation, an enterprise established in the PRC, is the parent company of the TCL Group of companies. TCL Corporation's scope of business includes the import and export of raw materials, the design, manufacturing and sales and marketing of telephones, VCD players, color television sets, mobile phones and other consumer electronic products. TCL Corporation changed from a limited liability company to a company limited by shares in April 2002 (the "Establishment Date").

In January 2004, TCL Corporation listed its A-shares on the Shenzhen Stock Exchange at RMB4.26 (equivalent to US$0.52) per A-share. The Company's interest in TCL Corporation has then been diluted to 3.69% and represents 95.52 million promoter's shares of TCL Corporation after its initial public offering. According to Article 147 of the Company Law of the PRC, the Company is restricted to transfer its promoter's shares within three years from the Establishment Date. The Company is, however, entitled to dividend and other rights similar to the holders of A-shares.

As these promoter's shares have a restriction on their sale prior to April 2005, the Company hired a third party valuation firm to determine the fair value of these shares as of December 31, 2004 and recognized an unrealized gain of $6,549 based on the Company's cost of $11,968 and an estimated fair value of $20,700.

(ii) Huizhou TCL

The Company had a 3.033% direct interest in Huizhou TCL. As described in note 3(b)(v), the Company increased its equity interest in Huizhou TCL to 9%. In August 2004, as part of the preparation for TCL Communication's public offering on SEHK, the shares in Huizhou TCL were exchanged for the shares in TCL Communication. In September 2004, TCL Communication's public offering was completed. At December 31, 2004, the Company's investment in TCL Communication is stated at fair value based on the traded market price of TCL Communication's shares and recognized an unrealized loss of $58,316 based on the Company's cost of $79,522 and a fair value of $21,206.

Investment in Stepmind

In December 2003, the Company paid approximately $5,277 (Euros 4,250) into an escrow account for an investment in Stepmind, which was included in prepaid expenses and other receivables at December 31, 2003. Approximately $2,646 (Euros 2,122) was released from the escrow account in January 2004 for the Company's first phase of investment and was included in investments. In August 2004, the remaining balance in the escrow account was released. In the same month, the Company disposed of its entire interest in Stepmind to one of the shareholders of Stepmind at the original subscription price. As a result, a loss of $67, representing the legal and administrative costs incurred, was noted.

(In thousands of US dollars, except share and per share data)

10 Bank Loans and Banking Facilities

The Company has credit facilities with various banks representing notes payable, trade acceptances, import facilities and overdrafts. At December 31, 2003 and 2004, these facilities totaled $62,256 and $87,923, of which $53,947 and $84,495 were unused at December 31, 2003 and 2004, respectively. The maturity of these facilities is generally up to 90 days. Interest rates are generally based on the banks' usual lending rates in Hong Kong and the credit lines are normally subject to annual review. The banking facilities are secured by guarantees given by Nam Tai and certain subsidiaries and restrict the pledge of assets to any other banks without the prior consent of the Company's bankers.

The notes payable, which include trust receipts and shipping guarantees, may not agree to utilized banking facilities due to a timing difference between the Company receiving the goods and the bank issuing the trust receipt to cover financing of the purchase. The Company recognizes the outstanding letter of credit as a note payable when the goods are received, even though the bank may not have issued the trust receipt. However, this will not affect the total bank facility utilization, as an addition to the trust receipts will be offset by a reduction in the same amount of outstanding letters of credit.

At December 31,	2003	2004
Outstanding letters of credit	$ 6,430	$ 1,348
Trust receipts	1,531	1,257
Usance bills pending maturity	348	823
Total banking facilities utilized	8,309	3,428
Less: Outstanding letters of credit	(6,430)	(1,348)
Notes payable	$ 1,879	$ 2,080

A subsidiary of the Company has an unsecured four-year term loan with borrowings in May 2002 totaling $4,500 at a rate of 1.5% per annum over three months London Interbank Offered Rate ("LIBOR"), repayable in 16 quarterly instalments of approximately $281 beginning August 31, 2002. The interest rate was reduced to 0.75% per annum over three months LIBOR in 2004. During the year 2004, it has obtained another unsecured four-year term loan totaling $7,000 at a rate of 0.75% per annum over three months LIBOR, repayable in 16 quarterly instalments of $438 beginning in July 2004. At December 31, 2004, the loans had outstanding balances of $8,038. There are no restrictive financial covenants associated with these term loans.

The long-term bank loans at December 31, 2004 are repayable as follows for the years ending December 31

– 2005	$ 2,875
– 2006	2,313
– 2007	1,750
– 2008	1,100
	$ 8,038

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data)

▷ 11 Shareholders' Equity

(a) The Company has only one class of common shares authorized, issued and outstanding.

(b) Stock options

In August 1993, the Board of Directors approved a stock option plan which authorized the issuance of 900,000 vested options to key employees, consultants or advisors of the Company or any of its subsidiaries. In December 1993, January 1996 and April 1999, the option plan was amended and the maximum number of shares to be issued pursuant to the exercise of options granted was increased to 1,950,000 and 3,000,000 and 4,275,000, respectively. The options granted under this plan vest immediately and generally have a term of three years, but cannot exceed ten years. The options are granted to employees based on past performance and/or expected contribution to the Company.

In May 2001, the Board of Directors approved another stock option plan which would grant 15,000 options to each non-employee director of the Company elected at each annual general meeting of shareholders, and might grant options to key employees, consultants or advisors of the Company or any of its subsidiaries to subscribe for its shares in accordance with the terms of this stock option plan based on past performance and/or expected contributions to the Company. The maximum number of shares to be issued pursuant to the exercise of options granted was 3,000,000 shares. The options granted under this plan vest immediately and generally have a term of three years, subject to the discretion of the board of directors, but cannot exceed ten years.

In 2003, the Company suspended issuing options to management and employees except for the non-employee directors and approved an incentive bonus program to reward management and employees with a cash bonus instead; however, in 2004, the Company decided to resume issuing stock options to employees in addition to giving cash bonuses.

A summary of stock option activity during the three years ended December 31, 2004 is as follows:

	Number of options	Weighted average option price per share
Outstanding at January 1, 2002	2,122,200	$ 4.32
Granted	900,000	$ 6.62
Exercised	(1,573,200)	$ 4.24
Outstanding at December 31, 2002	1,449,000	$ 5.84
Granted	75,000	$ 18.50
Exercised prior to 10 for 1 stock dividend	(1,422,500)	$ 5.97
Effect of 10 for 1 stock dividend on stock option	10,150	$ –
Exercised after 10 for 1 stock dividend	(3,100)	$ 6.02
Outstanding at December 31, 2003	108,550	$ 12.34
Granted	645,000	$ 19.40
Exercised	(16,500)	$ 4.39
Outstanding at December 31, 2004	737,050	$ 18.70

During 2002, 6,000 advisors' options with an exercise price of $6.62 exercisable from April 30, 2002 and expiring on April 30, 2005 were granted to an advisor and all were exercised during 2003. The Company recorded compensation expense of $10 for the 2002 advisors' options based on the Black-Scholes option-pricing model. No advisors' options were granted during 2003 and 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data)

Details of the options granted by the Company in 2002, 2003 and 2004 are as follows:

Number of options granted	Exercise price	Exercisable period
In 2002		
900,000	$ 6.02*	April 30, 2002 to April 30, 2005
In 2003		
75,000	$ 16.82*	July 8, 2003 to July 8, 2006
In 2004		
645,000	$ 19.40	July 30, 2004 to July 30, 2006

The following summarizes information about stock options outstanding at December 31, 2004. All stock options are exercisable as of December 31, 2004.

Exercise prices	Number of options	Weighted average remaining contractual life in months
$ 6.02*	26,050	4.0
$ 16.82*	66,000	18.3
$ 19.40	645,000	19.0
	737,050	18.4

* Subsequent to November 7, 2003, the exercise price has been adjusted to reflect the 10 for 1 stock dividend effect.

The weighted average remaining contractual life of the stock options outstanding at December 31, 2002, 2003 and 2004 was 22, 23 and 18 months, respectively. The weighted average fair value of options granted during 2002, 2003 and 2004 was $1.66, $7.76 and $6.94, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December, 31	**2002**	**2003**	**2004**
Risk-free interest rate	4.5%	2.56%	2.75%
Expected life	3 years	3 years	2 years
Expected volatility	36.0%	64.24%	68.62%
Expected dividend per quarter	$ 0.04	$ 0.05	$ 0.12

(c) Public warrants

On October 10, 1997, the Company distributed to each holder of its common shares nontransferable rights (the "Rights") to subscribe for one unit for every three common shares owned at that date (referred to as the "Rights Offering"). The subscription price was $5.67 per unit. Each unit consisted of one common share and one redeemable common share purchase warrant. Each warrant is exercisable to purchase one common share at a price of $6.80 per share at any time from the date of their issuance until November 24, 2000. The common shares and the warrants included in the units will be separately transferable immediately on issuance of the common shares. The warrants are redeemable by the Company at any time at $0.02 per warrant if the average closing sale price of the common shares for 20 consecutive trading days within the 30-day period preceding the date the notice is given equals or exceeds $8.50 per share. The terms of the Rights Offering include an over subscription privilege available to shareholders subject to certain conditions and a Standby Purchase Commitment made by the Standby Underwriters to the Rights Offering, subject to the terms and conditions of a Standby Underwriting Agreement made between the Company and the Standby Underwriters, and which includes purchase by the Standby Underwriters of units not subscribed for by shareholders of the Company. Pursuant to the Rights Offering, 9,000,000 units were offered with a subscription expiry date of November 24, 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data)

During the period of the Rights Offering, shareholders of the Company exercised Rights to purchase a total of 6,803,751 units at $5.67 per unit and the Standby Underwriters purchased a total of 2,187,636 units at a price of $5.58, being the lower of the subscription price per unit and the closing bid price per common share as reported on the Nasdaq on the subscription expiry date, as provided for under the Standby Underwriting Agreement. The gross proceeds raised amounted to $50,769 and the net proceeds raised after deduction of expenses associated with the Rights Offering amounted to $47,700.

On April 1, 2000, the Company amended the terms of the warrant by extending the expiry date of the warrants from November 24, 2000 to November 24, 2002. The extending of the expiry date of the warrants created a new measurement date for the warrants, however, the resulting amount was immaterial. During 2002, 4,381,965 warrants were exercised. On November 24, 2002, all of the remaining warrants expired.

(d) Advisors' warrants

On December 2, 1997, the Company issued 390,000 units to its advisors and 30,000 remained outstanding in 2002. These advisors' warrants expired on November 24, 2002.

The 174,090 warrants issued pursuant to the exercise of advisors' warrants bear the same rights as public warrants.

(e) Share buy-back program

The Company repurchased shares under its buy-back program as follows. All shares were purchased at the prevailing market price at the date of the buy back and were settled out of the Company's retained earnings.

Year	Shares repurchased	Average purchase price
2002	592,800	$ 5.95

No shares were repurchased during the years ended December 31, 2003 and 2004.

(f) Share redemptions

On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and canceled 415,500 shares of the Company registered in the name of Tele-Art at a price of $3.73 per share for $1,549 (see note 18(b)).

On August 12, 2002, pursuant to its Articles of Association, the Company redeemed and cancelled an additional 509,181 shares of the Company beneficially owned by Tele-Art at a price of $6.14 per share for $3,125 (see note 18(b)).

No shares were redeemed during the years ended December 31, 2003 and 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except share and per share data)

12 Earnings Per Share

The calculations of basic earnings per share and diluted earnings per share are computed as follows:

Year ended December 31, 2002	Income	Weighted average number of shares*	Per share amount
Basic earnings per share	$ 20,023	34,885,366	$ 0.57
Effect of dilutive securities			
– Stock options	–	476,837	
– Warrants	–	67,914	
Diluted earnings per share	$ 20,023	35,430,117	$ 0.57

All options and warrants to purchase shares of common stock were included in the computation of 2002 diluted earnings per share as the exercise prices were less than the average market price of the common stock.

Year ended December 31, 2003	Income	Weighted average number of shares*	Per share amount
Continuing operations			
Basic earnings per share	$ 41,823	40,336,439	$ 1.04
Effect of dilutive securities			
– Stock options	–	502,701	
Diluted earnings per share	$ 41,823	40,839,140	$ 1.02
Discontinued operation			
Basic earnings per share	$ 1,979	40,336,439	$ 0.05
Effect of dilutive securities			
– Stock options	$ –	502,701	
Diluted earnings per share	$ 1,979	40,839,140	$ 0.05
Net income			
Basic earnings per share	$ 43,802	40,336,439	$ 1.09
Effect of dilutive securities			
– Stock options	$ –	502,701	
Diluted earnings per share	$ 43,802	40,839,140	$ 1.07

All options and warrants to purchase shares of common stock were included in the computation of 2003 diluted earnings per share as the exercise prices were less than the average market price of the common stock.

* Adjusted for 1 for 3 stock split and 10 for 1 stock dividend.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data)

Year ended December 31, 2004	Income	Weighted average number of shares	Per share amount
Basic earnings per share	$ 66,885	42,496,122	$ 1.57
Effect of dilutive securities			
– Stock options	–	52,123	
Diluted earnings per share	$ 66,885	42,548,245	$ 1.57

All options to purchase shares of common stock were included in the computation of 2004 diluted earnings per share as the exercise prices were less than the average market price of the common stock.

13 Other (Expenses) Income – Net

Other (expenses) income – net consists of:

Year ended December 31,	2002	2003	2004
Miscellaneous expense	$ (771)	$ (886)	$ (947)
Non-trade receivable recovered	–	500	–
Foreign exchange (loss) gain	(345)	(62)	189
Bank charges	(307)	(274)	(206)
Finance charge on early repayment of a bank loan	(610)	–	–
Release of unamortized goodwill of an affiliated company – Mate Fair (see note 3(b)(v))	(520)	–	–
Realized gain on disposal of marketable securities	642	–	–
Dividend income received from marketable securities and investment	917	3,714	18,295
Gain on disposal of intangible asset (see note 16)	60	–	–
Gain on disposal of other assets	–	–	19
Gain on disposal of land	–	9	–
Loss on disposal of investment	–	–	(67)
Loss on disposal of convertible notes (see note 9 (a))	–	(102)	–
Redemption of shares in legal settlement, net of expenses – Tele Art case (see note 18(b))	3,333	–	–
Provision for loss on Tele-Art Case for 1999 and 2002 share redemptions (see note 18(b))	(5,192)	–	–
Loss on reverse merger of JIC Group, including release of unamortized goodwill of $1,483 (see note 3(b)(ii))	(2,655)	–	–
Legal expense related to reverse merger of JIC Group	(1,411)	–	–
	$ (6,859)	$ 2,899	$ 17,283

(In thousands of US dollars, except share and per share data)

14 Staff Retirement Plans

The Company operates a Mandatory Provident Fund ("MPF") scheme for all qualifying employees in Hong Kong and a retirement benefit scheme ("RBS") for all qualifying employees in Macao. The MPF and RBS are defined contribution schemes and the assets of the schemes are managed by the trustees independent to the Company.

Both the MPF and RBS are available to all employees aged 18 to 64 and with at least 60 days of service under the employment of the Company in Hong Kong and Macao. Contributions are made by the Company at 5% based on the staff's relevant income. The maximum relevant income for contribution purpose per employee is $3 per month. Staff members are entitled to 100% of the Company's contributions together with accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong while the benefit can be withdrawn by the employees in Macao at the end of employment contracts.

According to the relevant laws and regulations in the PRC, the Company is required to contribute 8% to 9% of the stipulated salary set by the local government of Shenzhen, the PRC, to the retirement benefit schemes to fund the retirement benefits of their employees. The principal obligation of the Company with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by the employer to reduce the existing level of contributions.

The cost of the Company's contribution to the staff retirement plans in Hong Kong, Macao and PRC amounted to $617, $982 and $1,190 for the years ended December 31, 2002, 2003 and 2004, respectively.

15 Income Taxes

The components of income before income taxes and minority interest are as follows:

Year ended December 31,	2002	2003	2004
PRC, excluding Hong Kong and Macao	$ 18,823	$ 39,778	$ 37,546
Hong Kong, Macao and other jurisdictions	(8,604)	3,013	43,034
	$ 10,219	$ 42,791	$ 80,580

Under the current BVI law, the Company's income is not subject to taxation. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below, and the subsidiaries operating in Macao are exempted from income taxes. Under the current Cayman Islands law, ZPTL, NTEEP, JIC Technology and Namtek Software are not subject to profit tax in the Cayman Islands as they have no business operations in the Cayman Islands. However, they may be subject to Hong Kong income taxes as described below if they are registered in Hong Kong.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16% for 2002 and 17.5% for 2003 and 2004 to the estimated taxable income earned in or derived from Hong Kong during the period, if applicable.

Deferred tax, where applicable, is provided under the liability method at the rate of 16% for 2002 and 17.5% for 2003, and 2004, being the effective Hong Kong statutory income tax rate applicable to the ensuing financial year, on the difference between the financial statement and income tax bases of measuring assets and liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data)

The basic corporate tax rate for Foreign Investment Enterprises ("FIEs") in the PRC, such as Namtai Electronic (Shenzhen) Co., Ltd. ("NTSZ"), Zastron Electronic (Shenzhen) Co., Ltd. ("Zastron"), Shenzhen Namtek Company Limited ("Shenzhen Namtek") and Jetup (collectively the "PRC subsidiaries") is currently 33% (30% state tax and 3% local tax). However, because all the PRC subsidiaries are located in Shenzhen and are involved in production operations, they qualify for a special reduced state tax rate of 15%. In addition, the local tax authorities in Shenzhen are not currently assessing any local tax.

Since the PRC subsidiaries have agreed to operate for a minimum of 10 years in the PRC, a two-year tax holiday from the first profit making year is available, following which in the third through fifth years there is a 50% reduction to 7.5%. In any event, for FIEs such as NTSZ, Zastron and Namtek which export 70% or more of the production value of their products, a reduction in the tax rate is available; in all cases apart from the years in which a tax holiday and tax incentive is available, there is an overall minimum tax rate of 10%. The following details the tax concessions received for the Company's PRC subsidiaries:

> On January 8, 1999, NTSZ received the recognition of "High and New Technology Enterprise" which entitled it to various tax benefits including a lower income tax rate of 7.5% until 2003. In July 2002, the Shenzhen local tax authority issued a notice to shorten the tax incentive period from 5 years to 3 years expiring in 2001. Nevertheless NTSZ was advised by the Shenzhen local tax authority that it would continue to provide a rebate of corporate tax paid for 2 years for 2002 and 2003. During 2003, NTSZ received $110 rebate of corporate tax paid for 2002, a tax refund of $122 from reinvestment of profits for 1999 to 2001 and a refund of $441 for being an export-oriented enterprise in 2002. In 2004, NTSZ received a tax refund of $821 from reinvestment of profits for 2002 and a refund of $399 for being an export-oriented enterprise in 2003.

> In 2003 Zastron received a refund of $56 from reinvestment of profits for 1999 and a refund of $124 for being an export-oriented enterprise in 2002. On May 13, 2004, Zastron received the recognition of "High and New Technology Enterprise" and was entitled to enjoy a reduced corporate tax rate of 7.5% for three years commencing 2004. In 2004 Zastron received a refund of $243 from reinvestment of profits for 1999 to 2002 and a refund of $793 for being an export-oriented enterprise in 2003.

> For the year ended December 31, 2002, the income tax of Jieda Electronics (Shenzhen) Co., Ltd. ("Jieda"), a then wholly owned subsidiary of JIC Technology, was payable at the rate of 15% on the assessable profit. During 2003, Jieda merged with Jetup.

> In February 2001, Shenzhen Namtek received the recognition of "Advanced Technology Enterprise" which entitles it to various tax benefits including a lower income tax rate of 7.5% until 2003. In 2003, Shenzhen Namtek received a refund of $27 from the reinvestment of profits for 1998 to 2000. In 2004, Shenzhen Namtek is entitled to a 5% tax refund for being an export-oriented enterprise in 2004

> The Shenzhen local tax authority has granted Jetup the status of "High and New Technology Enterprise" and allowed it to enjoy a lower income tax rate to 7.5% for 3 years from 2002 to 2004. During 2003, Jetup received a refund of $175 from reinvestment of profit for 2002.

> Income tax of Jieyao Electronics (Shenzhen) Co., Ltd. ("Jieyao"), a then wholly owned subsidiary of JIC Technology was payable at the rate of 7.5% on the assessable profit for the years ended December 31, 2002 to 2003. During 2003, Jieyao was disposed of to a third party (see note 3(b)(iii)).

> For the year ended December 31, 2002, BPC qualified for a tax holiday. During 2002, BPC was disposed of to TBCL (see note 3(b)(i)).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data)

A FIE whose foreign investor directly reinvests by way of capital injection its share of profits obtained from that FIE or another FIE owned by the same foreign investor in establishing or expanding an export-oriented or technologically advanced enterprise in the PRC for a minimum period of five years may obtain a refund of the taxes already paid on those profits. The PRC subsidiaries qualified for such refunds of taxes as a result of reinvesting their profit earned in previous years by their respective holding companies. As a result, the Company recorded tax expense net of the benefit related to the refunds. At December 31, 2003 and 2004, taxes recoverable under such arrangements were $4,889 and $6,520, respectively, which are included in income taxes recoverable and expected to be received during 2004 and 2005, respectively. However, during 2003 the Shenzhen government did not refund approximately $13 in taxes the Company paid in 1998 to 2000. Therefore, the Company reversed the related receivable into current tax expense in 2003.

In accordance with its normal practice, the Hong Kong tax authorities selected the Company and one of its wholly owned subsidiaries for a tax audit. In March 2003, in relation to fiscal year 1996, the Hong Kong tax authorities have made certain estimated assessments for public revenue protection purposes to prevent the assessments, if any, from becoming time barred. The Hong Kong tax authorities have not provided concrete grounds for the assessments. The Company and the subsidiary concerned have objected to these estimated assessments. The outcome of the objection is uncertain at this stage as the Hong Kong tax authorities are still reviewing the Company's and its subsidiary's Hong Kong tax position. At the time, it is not possible to estimate the outcome of the tax audit, the amount that may have to be paid, if any, or the impact that the results of the 1996 tax audit will have on subsequent tax years. However, management is of the view that there will be no material tax adjustment as a result of the tax audit. In March 2004, this wholly owned subsidiary received a tax demand note from the Hong Kong tax authorities for additional tax assessment for the fiscal year 1997. The subsidiary requested for an unconditional hold-over of such assessment and was denied by the Hong Kong tax authorities. In June 2004, this subsidiary applied to the High Court of Hong Kong for a judicial review and the hearing is scheduled to be held on April 25 and 26, 2005. Management is of the view that they will obtain favorable judgment and hence, no material tax adjustment is expected.

The current and deferred components of the income tax expense appearing in the consolidated statements of income are as follows:

Year ended December 31,	2002	2003	2004
Current tax	$ (812)	$ (433)	$ (957)
Deferred tax	39	34	78
	$ (773)	$ (399)	$ (879)

The Company's deferred tax assets and liabilities as of December 31, 2003 and 2004 are attributable to the following:

December 31,	2003	2004
Property, plant and equipment	$ (78)	$ –
Net operating losses	–	5,863
	(78)	5,863
Valuation allowance	–	(5,863)
	$ (78)	$ –

The realization of the recorded deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of net operating loss carryforwards. As the management does not believe that it is more likely than not that all of the deferred tax asset will be realized, a full valuation allowance has been established at December 31, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data)

At December 31, 2002 and 2003, the Company did not have any net operating loss carryforwards. At December 31, 2004, the Company had net operating losses of $5,863 which may be carried forward indefinitely.

A reconciliation of the income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of income is as follows:

Year ended December 31,	2002	2003	2004
Income before income taxes and minority interests	$ 10,219	$ 42,791	$ 80,580
PRC tax rate	15%	15%	15%
Income tax expense at PRC tax rate on income before income tax	$ (1,533)	$ (6,419)	$ (12,087)
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	42	72	205
Effect of (loss) income for which no income tax benefit/ expense is receivable/payable	(661)	796	7,660
Tax holidays and tax incentives	542	2,122	2,220
Effect of PRC tax concessions, giving rise to no PRC tax liability	2,153	3,435	2,774
Tax losses not recognised	–	–	(1,026)
Tax benefit (expense) arising from items which are not assessable (deductible) for tax purposes:			
Gain on disposal of land in Hong Kong	–	1	–
Exempted interest income	12	16	24
Non-deductible legal and professional fees	(234)	(301)	(282)
Non-deductible and non-taxable other items	(466)	(105)	17
Overprovision for income tax expense in prior year	–	103	–
Underprovision of income tax expense in prior years	(501)	–	(268)
Other	(127)	(119)	(116)
	$ (773)	$ (399)	$ (879)

No income tax arose in the United States of America in any of the periods presented.

Tax that would otherwise have been payable without tax holidays and tax concessions amounts to approximately $2,695, $5,557 and $4,994 in the years ended December 31, 2002, 2003 and 2004, respectively (representing a decrease in the basic earnings and diluted earnings per share of $0.08, $0.14 and $0.12 in the years ended December 31, 2002, 2003 and 2004, respectively).

16 Related Party Balance and Transactions

For the period from January 1, 2002 though April 2002, the Company recognized net sales of $7,849 and purchased raw materials of $7,751 from TBCL, a minority shareholder of BPC, and its related companies. In addition, the Company had paid $1,000 to TBCL for acquisition of a license during the year ended December 31, 1999, which was disposed of during 2002 for a consideration of $800 together with the disposal of interest in BPC, plus the foreign exchange gain of $9, resulting in a gain of $60.

As of December 31, 2003 and 2004, the balance due from a related party represented the balance due from JCT, a subsidiary of Alpha Star. For the years ended December 31, 2003 and 2004, the Company recognized net sales of $20,782 and $34,181 and purchased raw materials of $5,456 and $12,398 from JCT and its related companies, respectively.

(In thousands of US dollars, except share and per share data)

During the year ended December 31, 2004, the Company disposed of certain other assets to a director of the Company at a consideration of $231, which represented the then carrying value of the assets. No significant gain or loss arose from such transaction.

▷ 17 Financial Instruments

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents and trade receivables.

The Company's cash and cash equivalents are high-quality deposits placed with banking institutions with high credit ratings. This investment policy limits the Company's exposure to concentrations of credit risk.

The trade receivable balances largely represent amounts due from the Company's principal customers who are generally international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, concentrations of credit risk are limited. Allowance for doubtful debts was $119 and $157 in 2003 and 2004, respectively. There were no other movements in the provision for doubtful accounts.

The Company's financial instruments reported in current assets or current liabilities in the consolidated balance sheet at carrying amounts approximate their fair values due to the short maturity of these instruments. The Company's financial instruments reported as non-current liabilities, such as its long-term debt, approximate their fair value due to the variable nature of the interest calculations.

▷ 18 Commitments and Contingencies

(a) Lease commitments

The Company leases premises under various operating leases, certain of which contain contingent escalation clauses whereby the percentage increase is subject to periodic review and agreement between the Company and the lessor. Rental expense under operating leases was $909, $617 and $975 in the years ended December 2002, 2003 and 2004, respectively.

At December 31, 2004, the Company was obligated under operating leases, which relate to land and buildings, requiring minimum rentals as follows:

Year ending December 31,

– 2005	$	1,243
– 2006		1,116
– 2007		1,169
– 2008		1,215
– 2009		1,215
– 2010 and thereafter		3,178
	$	9,136

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data)

(b) Significant legal proceedings

Tele-Art

In June 1997, the Company filed a petition in BVI for the winding up of Tele-Art on account of an unpaid judgment debt owing to the Company. The High Court of Justice granted an order to wind up Tele-Art in July 1998 and the Eastern Caribbean Court of Appeal upheld the decision on January 25, 1999. On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and cancelled 415,500 shares* of the Company registered in the name of Tele-Art at a price of $3.73 per share to offset substantially all of the judgment debt of $799, plus interest and legal costs totalling $1,673, including dividends that the Company had withheld and credited against the judgment debt.

Following the completion of the redemption, the Company received notice that the liquidator had obtained an ex-parte injunction preventing the Company from redeeming Nam Tai shares beneficially owned by Tele-Art. On February 4, 1999, the liquidator of Tele-Art filed a further summons in the BVI on its behalf seeking, among other matters:

> A declaration as to the respective priorities of the debts of Tele-Art to the Bank of China, Nam Tai, and other creditors and their respective rights to have their debts discharged out of the proceeds of the Tele-Art's Nam Tai shares;

> An order setting aside the redemption of 415,500 shares, and ordering delivery of all shares in possession or control of Nam Tai to the liquidator; and

> Payment of all dividends in respect of Tele-Art's Nam Tai shares.

On March 26, 2001, the Company filed a summons seeking to remove the liquidator, David Hague, for failing to act diligently in the performance of his duties and for knowingly misleading the court. On September 3, 2002, David Hague submitted a letter of resignation prior to the scheduled removal hearing. A new liquidator was subsequently appointed in July 2003.

On July 5, 2002, upon application by the Company, the court ordered the removal of the liquidator's ex-parte injunction and ordered an inquiry into damages. On April 16, 2004, the Company filed its amended points of claim of defense. There are currently applications before the Court of Appeal in the British Virgin Islands to determine the progress of this matter as the Company has sought to enter judgment against David Hague who has applied to strike out the Company's claim for damages. On August 9, 2002, the court delivered a decision awarding the Company a judgment against Tele-Art for approximately $34,000. On August 12, 2002, the Company redeemed and cancelled, pursuant to its Articles of Association, the remaining 509,181** shares beneficially owned by Tele-Art at a price of $6.14 per share. Including the dividends which the Company had withheld and credited against the judgment, this offset a further $3,519 in judgment debts owed to the Company by Tele-Art. The Company recorded the $3,333 redemption, net of expenses, as other income in 2002.

On January 21, 2003, a judgment was delivered on the liquidators' February 4, 1999 summons declaring that the redemption and set off of dividends on the 415,500 shares be set aside and that all Tele-Art property withheld by Nam Tai be delivered to Tele-Art in liquidation. The orders granted in the judgment were substantially different from the relief sought in the February 4, 1999 application. On February 4, 2003, the Company filed an application for a stay of execution and leave to appeal the decision listing eight grounds of appeal, which was granted on June 23, 2003. The case was heard on January 12, 2004 and the judgment was delivered on April 26, 2004. It was held that the redemption of 415,500 shares by the Company was proper and efficacious. However, the Company must return the redemption proceeds and dividends payable received to the liquidator for distribution to creditors. David Hague, who filed the original application in 1999, has obtained leave to appeal to the Privy Council, the final court of appeal, against the decision of the Court of Appeal. It is not expected that this appeal will be heard before 2006. The court

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data)

also found that Bank of China to be a secured creditor but the court did not determine the amount owed by Tele-Art Inc. to Bank of China. We dispute that finding, and among other matters, have argued that the proof of debt by Bank of China was incomplete and invalid.

The Bank of China is claiming to be a secured creditor. Bank of China claims that as of December 6, 2004, the debt from Tele-Art Limited, a former wholly owned subsidiary of Tele-Art Inc., that is guaranteed by Tele-Art Inc. was $2,819 with interest accruing daily. However, pursuant to the third liquidator report of October 13, 2004, the liquidator took the view that Bank of China's proof of debt was incomplete. The liquidator has requested the Court's approval to take further action and demand that Bank of China provide further information for his consideration. The Company is of the view that the amount of debt owed by Tele-Art Limited to Bank of China may not exceed $1.4 million. Pursuant to the same liquidator report, apart from Nam Tai, the liquidator admitted the proof of debts of two other unsecured creditors with the total amount of approximately $33. David Hague is claiming to have incurred $382 in costs for work as the liquidator. These costs, however, are subject to the approval of the Court and as such are still pending as they have not yet been approved. The liquidator filed a summons for the approval of his third report on October 13, 2004 and this was heard on December 14, 2004. The Court, *inter alia*, ordered that the liquidator continue the administration of the liquidation of Tele-Art, Inc. substantially in accordance with his proposals contained in the third report as well as the second report.

In 2002, due to the uncertainty of the final outcome of the litigation as a result of the January 21, 2003 judgment and in accordance with SFAS No. 5, *"Accounting for Contingencies"*, the Company recorded a provision for $5,192 as a component of accrued expenses as of December 31, 2002, pending a final determination of this matter by the courts, represented the then best estimate of the net monetary expense the Company would have if its appeal was unsuccessful and its two judgment debts in the total amount of $38,000 (including interest, costs, and related expenses) was determined as having the lowest priorities in recovering from the estate of Tele-Art. According to the information provided by the liquidator on November 7, 2003, apart from Nam Tai, a total of 3 other creditors of Tele-Art, including the Bank of China, submitted their proof of debt to the liquidator for a total claim of approximately $3,390. Together with the outstanding legal charge as at December 31, 2003, the total potential obligation to the Company was estimated to be approximately $3,890, and accordingly, the 2002 provision for $5,192 had been reduced to $3,890 in the fourth quarter of 2003. As a result of the April 26, 2004 judgment, the Company is in negotiations with the liquidator on the distribution of the redemption proceeds among the unsecured creditors. If the Company's proposal is accepted by the liquidator and approved by the court, and all legal matters related to Tele-Art, Inc. are finalized, including the final determination of the position of the Bank of China, then any remaining portion of the $3,890 provision will be reversed into income in the related period.

However, the actual amount of the recovery, if any, is uncertain, and is dependent on a number of factors including the final determination of the Bank of China's position. The Company plans to continue to pursue vigorously all legal alternatives available to seek to recover the maximum amount of the outstanding debt from Tele-Art, Inc. as well as to pursue other parties that may have assisted in any transfers of the assets from Tele-Art, Inc. In furtherance of this objective, the Company commenced proceedings in 2002 against David Hague and PriceWaterhouseCoopers for, *inter alia*, negligence and breach of statutory duty in their conduct of the liquidation. This matter is still in its initial stages as the defendants are seeking leave to appeal against the dismissal of their challenge to the jurisdiction of the BVI courts in this matter.The Company may incur substantial additional costs in pursuing its recovery and such costs may not be recoverable.

* Subsequent to November 7, 2003, the number of shares has been adjusted to 457,050 to reflect the 10 for 1 stock dividend effect.
** Subsequent to November 7, 2003, the number of shares has been adjusted to 560,099 to reflect the 10 for 1 stock dividend effect.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data)

Shareholders' Class Actions

On March 11, 2003, the Company was served with a complaint in an action captioned Michael Rocco v. Nam Tai, et al., 03 Civ. 1148 (S.D.N.Y.), or the Rocco Action. In addition to Nam Tai, certain directors are named as defendants. On or about April 9, 2003, a second complaint was filed in an action captioned A.J. & Celine Steigler v. Nam Tai, et al., 03 Civ. 2462 (S.D.N.Y.), or the Steigler Action, and together with the Rocco Action, the Actions. The Actions have been consolidated since July 2003 and purport to represent a putative class of persons who purchased the common stock of Nam Tai from July 29, 2002 through February 18, 2003. Plaintiffs in the Actions assert claims under Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and allege that misrepresentations and/or omissions were made during the alleged class period concerning the recovery of an inventory write-down and a charge to goodwill related to Nam Tai's LPT segment. The Company has filed a motion to dismiss the lawsuit was denied on September 27, 2004. The putative class action has not been certified as a class action by the court but we expect the plaintiffs to seek such certification in the near future.The court has set May 23, 2005 to hear the certification motion. Nam Tai believes it has meritorious defenses and intends to defend the case vigorously.

▷ 19 Segment Information

The Company operates in three segments: CECP, TCA and LCDP. In 2002 and 2003, LCDP also comprised the transformers operations. These segments are operated and managed as strategic business units. The chief operating decision maker evaluates the net income of each segment in assessing performance and allocating resources between segments.

The following table provides operating financial information for the three reportable segments.

Year ended December 31, 2002

	CECP	TCA	LCDP	Total
Net sales – third parties	$ 94,032	$ 98,874	$ 35,261	$ 228,167
Net sales – related parties	–	7,849	–	7,849
Total net sales	94,032	106,723	35,261	236,016
Cost of sales	(75,746)	(91,694)	(30,516)	(197,956)
Gross profit	18,286	15,029	4,745	38,060
Selling, general and administrative expenses	(8,727)	(6,213)	(3,043)	(17,983)
Research and development expenses	(1,215)	(947)	(524)	(2,686)
Impairment of goodwill	–	(339)	–	(339)
Other income (expenses), net	1,780	(7,464)	(1,175)	(6,859)
Gain on partial disposal of subsidiaries	–	17	–	17
Interest income	4	784	11	799
Interest expense	(1)	(704)	(85)	(790)
Income (loss) before income taxes and minority interests	10,127	163	(71)	10,219
Income taxes expense	(345)	(365)	(63)	(773)
Income before minority interests and equity in income of affiliated companies	9,782	(202)	(134)	9,446
Minority interests	–	(107)	(57)	(164)
Equity in income of affiliated companies	–	10,741	–	10,741
Net income (loss)	$ 9,782	$ 10,432	$ (191)	$ 20,023

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except share and per share data)

Year ended December 31, 2003

	CECP	TCA	LCDP	Total
Net sales – third parties	$ 128,778	$ 215,422	$ 41,324	$ 385,524
Net sales – related parties	–	20,782	–	20,782
Total net sales	128,778	236,204	41,324	406,306
Cost of sales	(97,693)	(207,733)	(34,590)	(340,016)
Gross profit	31,085	28,471	6,734	66,290
Selling, general and administrative expenses	(8,157)	(12,751)	(3,958)	(24,866)
Research and development expenses	(1,963)	(1,584)	(490)	(4,037)
Other income (expenses), net	1,907	4,070	(3,078)	2,899
Gain on partial disposal of subsidiaries	–	–	1,838	1,838
Interest income	5	777	6	788
Interest expense	–	(5)	(116)	(121)
Income before income taxes and minority interests	22,877	18,978	936	42,791
Income taxes expense	(29)	(366)	(4)	(399)
Income before minority interests and equity in income of affiliated companies	22,848	18,612	932	42,392
Minority interests	–	(856)	(211)	(1,067)
Equity in income of affiliated companies	–	498	–	498
Income after minority interests and equity in income of affiliated companies	$ 22,848	$ 18,254	$ 721	$ 41,823
Discontinued operation	–	–	1,979	1,979
Net income	$ 22,848	$ 18,254	$ 2,700	$ 43,802

Year ended December 31, 2004

	CECP	TCA	LCDP	Total
Net sales – third parties	$ 163,584	$ 287,386	$ 48,710	$ 499,680
Net sales – related parties	–	34,181	–	34,181
Total net sales	163,584	321,567	48,710	533,861
Cost of sales	(130,140)	(287,229)	(40,016)	(457,385)
Gross profit	33,444	34,338	8,694	76,476
Selling, general and administrative expenses	(9,222)	(13,619)	(5,212)	(28,053)
Research and development expenses	(2,212)	(1,884)	(949)	(5,045)
Other income (expenses), net	1,698	15,546	39	17,283
Gain on partial disposal of subsidiaries	–	77,320	–	77,320
Interest income	138	954	18	1,110
Interest expense	(1)	(23)	(171)	(195)
Unrealised loss on marketable securities	–	(58,316)	–	(58,316)
Income before income taxes and minority interests	23,845	54,316	2,419	80,580
Income taxes expense	(405)	(407)	(67)	(879)
Income before minority interests and equity in loss of affiliated companies	23,440	53,909	2,352	79,701
Minority interests	(4,879)	(877)	(254)	(6,010)
Equity in loss of affiliated companies	–	(6,806)	–	(6,806)
Net income	$ 18,561	$ 46,226	$ 2,098	$ 66,885

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data)

Year ended December 31, 2002	CECP	TCA	LCDP	Total
Depreciation and amortization	$ 2,982	$ 5,757	$ 1,880	$ 10,619
Capital expenditures	$ 4,597	$ 1,365	$ 12,523	$ 18,485
Identifiable assets	$ 77,360	$ 148,394	$ 49,332	$ 275,086

Year ended December 31, 2003	CECP	TCA	LCDP	Total
Depreciation and amortization	$ 4,154	$ 5,479	$ 2,631	$ 12,264
Capital expenditures	$ 5,243	$ 11,341	$ 469	$ 17,053
Identifiable assets	$ 85,799	$ 162,366	$ 49,530	$ 297,695

Year ended December 31, 2004	CECP	TCA	LCDP	Total
Depreciation and amortization	$ 4,441	$ 7,121	$ 2,454	$ 14,016
Capital expenditures	$ 21,493	$ 14,891	$ 2,227	$ 38,611
Identifiable assets	$ 134,473	$ 274,664	$ 51,336	$ 460,473

There were no material inter-segment sales for the years ended December 31, 2002, 2003 and 2004. Property, plant and equipment with a net book value of $312 was transferred from the TCA segment to the LCDP segment during 2002. The Company charges 100% of its corporate level related expenses to its reportable segments as management fees.

A summary sets forth the percentage of net sales of each of the Company's product lines of each segment for the years ended December 31, 2002, 2003 and 2004, is as follows:

Year ended December 31,	2002	2003	2004
Product Line			
CECP:			
– Assembling			
– Consumer electronics and communication products	40%	32%	31%
TCA:			
– Assembling			
– Telecom components assembly	44%	57%	59%
– Software development services	1%	1%	1%
	45%	58%	60%
LCDP:			
– Parts and components			
– LCD panels	10%	9%	9%
– Transformers	5%	1%	0%
	15%	10%	9%
	100%	100%	100%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data)

A summary of net sales, net income and long-lived assets by geographic areas is as follows:

By geographical area:

Year ended December 31,	2002	2003	2004
Net sales from operations within:			
– Hong Kong and Macao:			
Unaffiliated customers	$ 223,709	$ 295,113	$ 48,710
Related party	–	14,770	–
Intercompany sales	979	404	563
	224,688	310,287	49,273
– PRC, excluding Hong Kong and Macao:			
Unaffiliated customers	4,458	90,411	450,970
Related parties	7,849	6,012	34,181
Intercompany sales	179,411	263,971	4,393
	191,718	360,394	489,544
– Intercompany eliminations	(180,390)	(264,375)	(4,956)
Total net sales	$ 236,016	$ 406,306	$ 533,861
Net income within:			
– PRC, excluding Hong Kong and Macao	$ 17,930	$ 38,627	$ 30,981
– Hong Kong and Macao	2,093	5,175	35,904
Total net income	$ 20,023	$ 43,802	$ 66,885

Year ended December 31,	2002	2003	2004
Net sales to customers by geographical area:			
– Hong Kong	$ 57,157	$ 36,433	$ 160,959
– Europe (excluding Estonia)	42,943	84,954	96,304
– United States	33,054	55,543	58,696
– PRC (excluding Hong Kong)	28,518	101,211	132,603
– Japan	25,276	68,498	33,880
– Estonia	19,660	20,474	3,106
– North America (excluding United States)	6,640	347	5,352
– Korea	17,390	24,499	21,520
– Other	5,378	14,347	21,441
Total net sales	$ 236,016	$ 406,306	$ 533,861

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data)

As at December 31,	2002	2003	2004
Long-lived assets by geographic area:			
– PRC, excluding Hong Kong and Macao	$ 54,481	$ 59,399	$ 84,453
– Hong Kong and Macao	21,433	18,248	12,988
Total long-lived assets	$ 75,914	$ 77,647	$ 97,441

Intercompany sales arise from the transfer of finished goods between subsidiaries operating in different areas. These sales are generally at prices consistent with what the Company would charge third parties for similar goods.

The Company's sales to customers which accounted for 10% or more of its sales are as follows:

As at December 31,	2002	2003	2004
A	$ N/A	$ N/A	$ 128,623
B	75,965	100,541	75,426
C	N/A	N/A	54,635
D	39,854	46,057	N/A
E	26,217	N/A	N/A
F	N/A	43,233	N/A
	$ 142,036	$ 189,831	$ 258,684

DIRECTORS AND MANAGEMENT

Directors

Tadao Murakami
Chairman

M. K. Koo

Stephen Seung
Corporate Secretary

Charles Chu#

Peter R. Kellogg

Dr. Wing Yan (William) Lo°

Mark Waslen*

* Chairman of Audit Committee
# Chairman of Compensation Committee
° Chairman of Nominating and Corporate Governance Committee

Consultants

Dr. Tadashi Sasaki
Tokyo, Japan

C. S. Chuang
Taipei, Taiwan

Management

Joseph Li
Chief Executive Officer and President,
Chief Financial Officer

Karene Wong
Chairman of the Board
Nam Tai Electronic & Electrical Products Limited

Guy Bindels
Chief Executive Officer
Nam Tai Electronic & Electrical Products Limited

Joseph Hsu
Chief Financial Officer
Nam Tai Electronic & Electrical Products Limited

Chen Yee, William
Managing Director
Namtai Electronic (Shenzhen) Co., Ltd.

Patinda Lei
Chief Executive Officer
Zastron Precision-Tech Limited

Bobby Hirasawa
Chief Financial Officer
Zastron Precision-Tech Limited

George Shih
Managing Director
Zastron Electronic (Shenzhen) Co., Ltd.

Seitaro Furukawa
Chairman of the Board
J.I.C. Technology Company Limited

Ivan Chui
Chief Executive Officer
J.I.C. Technology Company Limited

Colin Yeoh
Chief Financial Officer
J.I.C. Technology Company Limited

Lap Kei Yuen
Managing Director
Jetup Electronic (Shenzhen) Co., Limited

Kazuhiro Asano
Chairman of the Board
Namtek Software Development Company Limited

ORGANIZATION CHART OF THE NAM TAI GROUP

(as of March 31, 2005)



NAM TAI ELECTRONICS, INC. 1
(Incorporated in the British Virgin Islands & listed on the New York Stock Exchange in the USA)
71.25%
NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED 4
(Incorporated in the Cayman Islands & listed on Main Board of HK Stock Exchange <2633>)
100%
ZASTRON PRECISION-TECH LIMITED
(Incorporated in the Cayman Islands)
71.63%
J.I.C. TECHNOLOGY COMPANY LIMITED
(Incorporated in the Cayman Islands & listed on Main Board of HK Stock Exchange <987>)
80%
NAMTEK SOFTWARE DEVELOPMENT COMPANY LIMITED 3
(Incorporated in the Cayman Islands)
100%
NAMTAI ELECTRONIC (SHENZHEN) CO., LTD. 2
(Incorporated in the PRC)
100%
NAM TAI INVESTMENTS CONSULTANT (MACAO COMMERCIAL OFFSHORE) COMPANY LIMITED
(Incorporated in Macao)
100%
ZASTRON ELECTRONIC (SHENZHEN) CO., LTD.
(Incorporated in the PRC)
100%
ZASTRON (MACAO COMMERCIAL OFFSHORE) COMPANY LIMITED
(Incorporated in Macao)
100%
JETUP ELECTRONIC (SHENZHEN) COMPANY LIMITED
(Incorporated in the PRC)
100%
J.I.C. (MACAO COMMERCIAL OFFSHORE) COMPANY LIMITED
(Incorporated in Macao)
100%
NAMTEK JAPAN COMPANY LIMITED
(Incorporated in Japan)
100%
SHENZHEN NAMTEK COMPANY LTD.
(Incorporated in the PRC)

1 Nam Tai Electronics, Inc. holds 9% interest in TCL Communication Technology Holdings Limited.
Nam Tai Electronics, Inc. holds 25% interest in Alpha Star Investments Limited which is the ultimate holding company of JCT Wireless Technology Ltd.
2 Namtai Electronic (Shenzhen) Co., Ltd. holds 3.69% interest in TCL Corporation.
3 20% interest in Namtek Software Development Company Limited is held by Asano Company Limited.
4 Subsequent to December 31, 2004, Nam Tai Electronics, Inc. reduced its shareholding percentage from 75% to 71.25%.

SHAREHOLDERS' MEETING
The Annual Meeting of Shareholders will be held at 11:30 a.m. (ET) on Monday June 6, 2005 at The Peninsula New York, 700 Fifth Avenue at 55th Street, New York, NY 10019, USA.

STOCK LISTING
The shares of Nam Tai Electronics, Inc. are traded on the New York Stock Exchange under the stock symbol "NTE".

TRANSFER AGENT AND REGISTRAR
Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
USA
Telephone: 1-800-368-5948
(908) 497-2300
Facsimile: (908) 497-2310
Website: www.rtco.com

AUDITORS
Deloitte Touche Tohmatsu,
Hong Kong

PRINCIPAL BANKS
The Hongkong and Shanghai Banking Corporation Ltd. (Hong Kong, Macao and People's Republic of China)

China Construction Bank
(People's Republic of China)

CORPORATE COUNSEL
Shearman & Sterling LLP
New York, New York, USA

ENVIRONMENTAL, HEALTH AND SAFETY CONSULTANT
Environmental Resources Management
Hong Kong

REGISTERED OFFICE
Nam Tai Electronics, Inc.
McNamara Chambers
PO Box 3342, Road Town, Tortola
British Virgin Islands
Telephone: (284) 494-2810
Facsimile: (284) 494-4957

INVESTOR RELATIONS OFFICE
Pan Pacific I.R. Ltd.
Suite 1790 – 999 West Hastings Street
Vancouver, BC, Canada
V6C 2W2
Telephone: (604) 669-7800
Facsimile: (604) 669-7816
Toll-Free Tel/Fax: 1-800-661-8831
E-mail: shareholder@namtai.com

BVI HEADQUARTERS
3rd Floor, 116 Main Street
Road Town, Tortola
British Virgin Islands
Telephone: (284) 494-7752
Facsimile: (284) 494-3739

PRC HEADQUARTERS
Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited
Zastron (Macao Commercial Offshore) Company Limited

Unit A and C, 17th Floor
Edificio Comercial Rodrigues
599 da Avenda da Praia Grande
Macao
Telephone: (853) 356-333
Facsimile: (853) 356-262

J.I.C. (Macao Commercial Offshore) Company Limited
No. 224–246 Rua De Pequim
Macau Finance Centre
9 – Andar – K
Macao
Telephone: (853) 703-137
Facsimile: (853) 703-073

HONG KONG OFFICE
Nam Tai Group Management Limited
Nam Tai Electronic & Electrical Products Limited
Zastron Precision-Tech Limited
J.I.C. Technology Company Limited

15th Floor, China Merchants Tower
Shun Tak Centre
168 – 200 Connaught Road Central
Hong Kong
Telephone: (852) 2341-0273
Facsimile: (852) 2341-4164

MANUFACTURING / R & D FACILITIES
Namtai Electronic (Shenzhen) Co., Ltd.
Zastron Electronic (Shenzhen) Co. Ltd.

Gu Su Industrial Estate
Xixiang, Baoan, Shenzhen
People's Republic of China
Telephone: (86755) 2749-0666 /
(86755) 2749-5818
Facsimile: (86755) 2747-2639 /
(86755) 2749-4014

Namtek Software Development Company Limited

Shenzhen Office
12th Floor, Ming Wah International Convention Centre
8 Gui Shan Road
Shekou, Shenzhen
People's Republic of China
Telephone: (86755) 2667-8192
Facsimile: (86755) 2667-7750

Japan Office
6th Floor, Sakura-Masamune Higashi-Nihonbashi Building,
3-12-12 Higashi-Nihonbashi,
Chuo-Ku, Tokyo,
Japan 103-0004
Telephone: (813) 3660-6290
Facsimile: (813) 3660-6291

Jetup Electronic (Shenzhen) Co., Ltd.
Sanyidui Industrial Zone
Zhoushi Road, Jiuwei Village
Xixiang, Baoan, Shenzhen
People's Republic of China
Telephone: (86755) 2782-7222
Facsimile: (86755) 2782-5120

Namtai

www.namtai.com